Certificate of Amendment	Certificat de modification

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

Brookfield Office Properties Inc.
Corporate name / Dénomination sociale

074605-3
Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares.	JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 27 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices désignant une série d'actions.

/s/ Marcie Girouard

Marcie Girouard
Director / Directeur

2013-04-29
Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Industry Canada — Industrie Canada
Corporations Canada — Corporations Canada

Articles of Amendment

(Section 27 or 177 of the Canada Business Corporations Act (CBCA))

Form 4

Instructions

[3] Any changes in the articles of the corporation must be made in accordance with section 27 or 177 of the CBCA.

A: If an amendment involves a change of corporate name (including the addition of the English or French version of the corporate name), the new name must comply with sections 10 and 12 of the CBCA as well as part 2 of the regulations, and the Articles of Amendment must be accompanied by a Canada-biased NUANS® search report dated not more than ninety (90) days prior to the receipt of the articles by Corporations Canada. A numbered name may be assigned under subsection 11(2) of the CBCA without a NUANS® search.

D: Any other amendments must correspond to the paragraphs and subparagraphs referenced in the articles being amended. If the space available is insufficient, please attach a schedule to the form.

[4] Declaration

This form must be signed by a director or an officer of the corporation (subsection 262(2) of the CBCA).

General

The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bank number IC/PPU-049. Personal information that you provide is protected under the provisions of the *Privacy Act*. However, public disclosure pursuant to section 266 of the CBCA is permitted under the *Privacy Act*.

If you require more information, please consult our website at www.corporationscanada.ic.gc.ca or contact us at 613-941-9042 (Ottawa region), toll-free at 1-866-333-5556 or by email at corporationscanada@ic.gc.ca.

Prescribed Fees

- Corporations Canada Online Filing Centre: $200
- By mail or fax: $200 paid by cheque payable to the Receiver General for Canada or by credit card (American Express®, MasterCard® or Visa®).

Important Reminders

Changes of registered office address and/or mailing address:
Complete and file Change of Registered Office Address (Form 3).

Changes of directors or changes of a director's address:
Complete and file Changes Regarding Directors (Form 6).

These forms can be filed electronically, by mail or by fax free of charge.

File documents online:
Corporations Canada Online Filing Centre:
www.corporationscanada.ic.gc.ca

Or send documents by mail:
Director General,
Corporations Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Ave. West
Ottawa ON K1A 0C8

By Facsimile:
613-941-0999

1 Corporation name

BROOKFIELD OFFICE PROPERTIES INC.

2 Corporation number

0 7 4 6 0 5 – 3

3 The articles are amended as follows:
(Please note that more than one section can be filled out)

A: The corporation changes its name to:

B: The corporation changes the province or territory in Canada where the registered office is situated to:
(Do not indicate the full address)

C: The corporation changes the minimum and/or maximum number of directors to:
(For a fixed number of directors, please indicate the same number in both the minimum and maximum options)

minimum: maximum:

D: Other changes: (e.g., to the classes of shares, to restrictions on share transfers, to restrictions on the businesses of the corporation or to any other provisions that are permitted by the CBCA to be set out in the Articles) **Please specify.**

See attached Schedule A

4 Declaration

I hereby certify that I am a director or an officer of the corporation.

[signature]
SIGNATURE

Michelle Campbell
PRINT NAME

(212) 417-7514
TELEPHONE NUMBER

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Canada

IC 3069 (2008/12)

E-MAIL
2013-04-29
12:15

Schedule A

Amendments to the Articles of Brookfield Office Properties Inc.

The certificate and articles are amended to:

1.	create the twenty-second series of Class AAA Preference Shares of the Corporation which shall consist of 1,805,489 Class AAA Preference Shares which shall be designated as Class AAA Preference Shares, Series V and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class AAA Preference Shares as a class, shall have attached thereto the rights, privileges, restrictions and conditions set out in the attached Schedule B;

2.	create the twenty-third series of Class AAA Preference Shares of the Corporation which shall consist of 3,816,527 Class AAA Preference Shares which shall be designated as Class AAA Preference Shares, Series W and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class AAA Preference Shares as a class, shall have attached thereto the rights, privileges, restrictions and conditions set out in the attached Schedule B;

3.	create the twenty-fourth series of Class AAA Preference Shares of the Corporation which shall consist of 300 Class AAA Preference Shares which shall be designated as Class AAA Preference Shares, Series X and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class AAA Preference Shares as a class, shall have attached thereto the rights, privileges, restrictions and conditions set out in the attached Schedule B;

4.	create the twenty-fifth series of Class AAA Preference Shares of the Corporation which shall consist of 2,847,711 Class AAA Preference Shares which shall be designated as Class AAA Preference Shares, Series Y and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class AAA Preference Shares as a class, shall have attached thereto the rights, privileges, restrictions and conditions set out in the attached Schedule B; and

5.	create the twenty-sixth series of Class AAA Preference Shares of the Corporation which shall consist of 800,000 Class AAA Preference Shares which shall be designated as Class AAA Preference Shares, Series Z and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class AAA Preference Shares as a class, shall have attached thereto the rights, privileges, restrictions and conditions set out in the attached Schedule B.

Schedule B

Brookfield Office Properties Inc. (the “Corporation”)

Number and Designation of and Rights, Privileges, Restrictions and Conditions

Attaching to the Class AAA Preference Shares, Series V

The twenty-second series of Class AAA Preference Shares shall consist of 1,805,489 Class AAA Preference Shares which shall be designated as Class AAA Preference Shares, Series V which replace the “Cumulative Redeemable Preferred Shares Series G” of BPO Properties Ltd. (the Class AAA Preference Shares, Series V shall hereinafter be referred to as the “Series G Preferred Shares”) and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class AAA Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Dividends

1.1	The holders of the Series G Preferred Shares shall be entitled to receive, as and when declared by the Board of Directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative, preferential cash dividends as follows:

(i)	an initial dividend (the “Initial Dividend”) in respect of the period from and including the date of initial issue of the Series G Preferred Shares to but excluding February 14, 1986 (the “Initial Dividend Period”), payable on February 14, 1986 (the “Initial Dividend Payment Date”) in an amount per Series G Preferred Share equal to the amount obtained (rounded to five decimal places) when

(A)	$25.00 multiplied by 8.5%

is multiplied by

(B)	the number of days in the Initial Dividend Period divided by 365;

and

(ii)	dividends payable quarterly (the “Quarterly Dividends”) on the 14th day of each of the months of February, May, August and November in each year (the “Dividend Payment Dates”) commencing with May 14, 1986 in respect of the period from and including the immediately preceding Dividend Payment Date to but excluding the next succeeding Dividend Payment Date, in an amount per Series G Preferred Share equal to the amount obtained when the Quarterly Dividend Rate is multiplied by $25.00.

1.2	In any case where dividends are payable for a period (the “Dividend Payment Period”) that ends on a date other than the day immediately preceding Initial Dividend Payment Date or a Dividend Payment Date, dividends shall be paid in the amount per Series G Preferred Share obtained when

(i)	$25.00 multiplied by

(A)	8.5%, in the case of dividends payable for a Dividend Payment Period ending on or before November 13, 1990; and

(B)	the Quarterly Dividend Rate which would be used to calculate the Quarterly Dividend payable on the next succeeding Dividend Payment Date, in the case of dividends payable after November 14, 1990 is multiplied by

(ii)	the number of days in such Dividend Payment Period divided by 365.

1.3 For the purpose of this clause (1):

(a)	“Quarterly Dividend Rate” means

(i)	2.125%, in the case of dividends payable on or before November 14, 1990; and

(ii)	one-quarter of seventy percent (70%) of the Average Prime Rate in effect on each day during the three month period ending on the 13th day of the calendar month which is three months prior to the month during which the Dividend Payment Date for which the determination is being made falls, in the case of dividends payable after November 14, 1990.

(b)	“Banks” means The Toronto-Dominion Bank, Bank of Montreal, The Royal Bank of Canada, Canadian Imperial Bank of Commerce and Bank of Nova Scotia collectively, and the term “Bank” means one of the Banks and, for the purposes of this definition, “Banks” shall include any bank with which one or more of such Banks may merge and any bank which may become a successor to the business of one of such Banks.

(c)	“Daily Prime Rate” means, for any Bank, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest on Canadian dollar loans to customers in Canada and designated by such Bank as its prime rate.

(d)	“Average Daily Prime Rate” means, for any day, the arithmetic average, rounded to the nearest one-one-hundredth of one percent (0.01%), of the Daily Prime Rates of the Banks on such day; provided that, if on any day there shall be no Daily Prime Rate for some (but not all) of the Banks, the Average Daily Prime Rate for such day shall be the Daily Prime Rate of the other or others of the Banks having a Daily Prime Rate and further provided that if on any day there shall be no Daily Prime Rate for any of the Banks, the Average Daily Prime Rate for such day shall be 1.50% above the average yield per annum on 91 day Government of Canada Treasury Bills as reported by the Bank of Canada for the weekly tender immediately preceding such day.

(e)	“Average Prime Rate” means, for any period, the arithmetic average (rounded to the nearest one-one-hundredth of one percent (0.01%)) of the Average Daily Prime Rate for each day during such period.

(f)	Dividends shall accrue on a day-to-day basis.

1.4	Payment of any dividends may be made by cheque of the Corporation or its paying agent and such payment shall be a full and complete discharge of the Corporation’s obligation to pay the dividends unless the cheque is not honoured when presented for payment. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable may be reclaimed and used by the Corporation for its own purposes.

1.5	If on any Dividend Payment Date, the dividend payable on such date is not paid in full on all the Series G Preferred Shares then issued and outstanding, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates determined by Board of Directors of the Corporation on which the Corporation shall have sufficient moneys or property properly applicable to the payment of the same. The holders of Series G Preferred Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

2.	Information and Voting Rights

The holders of the Series G Preferred Shares shall be entitled to receive all financial statements and other information sent by the Corporation to the holders of its Common Shares but they shall not, as such, except as expressly provided herein, have the right to receive notice of, or to attend or to vote at any meetings of shareholders of the Corporation unless the Corporation shall have failed to pay in the aggregate eight Quarterly Dividends (which term, for the purpose of this clause (2), shall include the Initial Dividend) on the Series G Preferred Shares in which case, and so long thereafter as any dividends on the Series G Preferred Shares continue to be in arrears, the holders of the Series G Preferred Shares shall be entitled to receive notice of and to attend all meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series (other than the Class AAA Preference Shares or Series G Preferred Shares), but shall have no vote thereat, and shall be entitled, voting separately as a class together with all other holders of Series G, J, K, M and N Preferred Shares having such right, to elect two members of the Board of Directors of the Corporation and for such purpose the holders of the Series G Preferred Shares shall have one vote for each Series G Preferred Share held.

Notwithstanding anything contained in the articles or by-laws of the Corporation, the term of office of all persons who may be directors of the Corporation at any time when the right to elect directors shall accrue to the holders of the Series G Preferred Shares as provided in this clause, or who may be appointed as directors after such right shall have accrued and before a meeting of shareholders shall have been held, shall terminate upon the election of new directors at the next annual meeting of shareholders or at a general meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than 21 days’ notice. Any such general meeting shall be called by the Secretary of the Corporation upon the written request of the holders of at least 10% of the outstanding Series G Preferred Shares and in default of the calling of such general meeting by the Secretary within 5 days after the making of such request it may be called by any holder of Series G Preferred Shares.

Any vacancy occurring among members of the Board of Directors elected to represent the holders of Series G, J, K, M and N Preferred Shares in accordance with the foregoing provisions of this clause may be filled by the Board of Directors with the consent and approval of the remaining director elected to represent the holders of Series G, J, K, M and N Preferred Shares but if there be no such remaining director the Board of Directors may elect two holders of Series G, J, K, M and N Preferred Shares to fill the vacancy or vacancies. Whether or not such vacancies are so filled by the Board of Directors, the holders of at least 10% of the outstanding Series G Preferred Shares shall have the right to require the Secretary of the Corporation to call a meeting of the holders of Series G, J, K, M and N Preferred Shares for the purpose of filling the vacancies or replacing all or any of the persons filling such vacancies who have been appointed by the directors when there is no director in office who has been elected to represent the holders of Series G, J, K, M and N Preferred Shares and the provisions set forth in the immediately preceding paragraph shall apply in respect of the calling of such meeting.

Notwithstanding anything contained in the articles or by-laws of the Corporation, the term of office of the directors elected by the holders of Series G, J, K, M and N Preferred Shares shall terminate forthwith when all arrears of dividends have been paid on the Series G, J, K, M and N Preferred Shares then outstanding and the vacancies thereby created may be filled by the remaining directors of the Corporation.

3.	Purchase for Cancellation

Subject to the provisions of the Canada Business Corporations Act and other laws governing the Corporation, as now existing or hereafter amended, (such laws being hereinafter referred to as the “Act”) and the articles of the Corporation, the Corporation may at any time or times purchase (if obtainable) the whole or any part of the outstanding Series G Preferred Shares either on the open market (including through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders to all the holders of record of Series G Preferred Shares outstanding or in any other manner, at the lowest price or prices at which, in the opinion of the directors of the Corporation, such shares are then obtainable but not exceeding $25.00 per share together, in each case, with an amount equal to all accrued and unpaid dividends thereon up to the date of purchase which, for greater certainty, shall include dividends calculated in accordance with clause (1) during the period from and including the immediately preceding Dividend Payment Date (which term shall, for the purposes of this clause, include the Initial Dividend Payment Date) to but excluding the date of purchase, and the costs of purchase.

In the case of a purchase of Series G Preferred Shares by tender, the Corporation shall give notice of its intention to invite tenders to all the holders of the Series G Preferred Shares by giving notice of such invitation to each holder of Series G Preferred Shares in accordance with the provisions from time to time of the by-laws of the Corporation respecting notice to shareholders. If upon any invitation for tenders under the provisions of this clause (3), the Corporation shall receive tenders of Series G Preferred Shares at the same price, which shares when added to any Series G Preferred Shares tendered at a lower price or prices aggregate a number greater than the number for which the Corporation is prepared to accept tenders, the Series G Preferred Shares so tendered at the same price which the Corporation determines to purchase shall be purchased as nearly as may be pro rata (disregarding fractions) in proportion to the total number of Series G Preferred Shares so tendered at such same price by each of the holders of Series G Preferred Shares who submitted tenders at such price. Any Series G Preferred Shares so purchased shall be cancelled and not reissued. If part only of the Series G Preferred Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

4.	Redemption at the Option of the Corporation

Series G Preferred Shares shall not be redeemable at the option of the Corporation prior to October 10, 1990. Subject to the provisions of the Act and the articles of the Corporation, the Corporation may, upon giving notice as hereinafter provided, at any time on or after October 10, 1990, redeem the whole or from time to time any part of the then outstanding Series G Preferred Shares on payment for each share to be redeemed of a price of $25.00 together, in each case, with an amount equal to all accrued and unpaid dividends thereon to but excluding the date fixed for redemption, which, for greater certainty, shall include dividends calculated in accordance with clause (1) hereof during the period from and including the immediately preceding Dividend Payment Date to but excluding the date fixed for redemption, (the whole constituting and being herein referred to as the “Redemption Price”). If the Corporation desires to redeem only part of the Series G Preferred Shares, the Series G Preferred Shares to be redeemed shall be selected by lot in single shares or in units of 10 shares or less in such manner as the Board of Directors of the Corporation may determine or pro rata disregarding fractions.

Any Series G Preferred Shares which are so redeemed shall be cancelled and not reissued.

5.	Manner of Redemption

In the case of any redemption of Series G Preferred Shares pursuant to clause (4) hereof, the Corporation shall, at least 30 days before the date specified for redemption, give notice in writing to each person who at the date of the giving of such notice is the registered holder of Series G Preferred Shares to be redeemed, of the intention of the Corporation to redeem such Series G Preferred Shares. Any such notice shall be validly and effectively given on the date it is delivered to the holder of Series G Preferred Shares for whom it is intended or is sent by prepaid first class mail addressed to such holder at his address as it appears on the books of the Corporation, or in the event of the address of such holder not so appearing, then to the address of such holder last known to the Corporation, provided, however, that the accidental failure or omission to give such notice as aforesaid to one or more holders shall not affect the validity of the redemption, but upon the failure or omission being discovered, notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the date (the “Redemption Date”) on which the redemption is to take place, the Redemption Price and, unless all the Series G Preferred Shares held by the holder to whom it is addressed are to be redeemed, the number of Series G Preferred Shares so held which are to be redeemed. On and after the Redemption Date, the Corporation shall pay or cause to be paid to the holders of the Series G Preferred Shares so called for redemption the Redemption Price therefor on presentation and delivery, at the registered office of the Corporation or at such other place or places within Canada designated in such notice, of the certificate or certificates representing the Series G Preferred Shares so called for redemption. Payment of the Redemption Price shall be made by cheque of the Corporation or its paying agent and such payment shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to the holders of Series G Preferred Shares so called for redemption unless the cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Series G Preferred Shares called for redemption shall not be entitled to exercise any of the rights of holders of Series G Preferred Shares in respect of such shares except the right to receive the Redemption Price therefor, provided that if payment of such Redemption Price is not duly made by or on behalf of the Corporation in accordance with the provisions hereof, then the rights of such holders shall remain unaffected. If part only of the Series G Preferred Shares represented by any certificate shall be redeemed, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

The Corporation shall have the right, at any time after giving notice of its intention to redeem any Series G Preferred Shares, to deposit the aggregate Redemption Price of the Series G Preferred Shares so called for redemption or of such of the Series G Preferred Shares represented by certificates as have not at the date of such deposit been delivered by the holders thereof in connection with such redemption, in a special account in any chartered bank or any trust company in Canada (including any affiliate of the Corporation) to be paid without interest to or to the order of the respective holders of the Series G Preferred Shares called for redemption, upon presentation and delivery to such bank or trust company of the certificates representing such Series G Preferred Shares. Upon such deposit being made, the rights of the holders of the Series G Preferred Shares in respect whereof such deposit shall have been made, shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited upon presentation and delivery of the certificates representing the Series G Preferred Shares held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation. Redemption moneys in respect of any Redemption Date held on deposit to a special account for a period of three years from the applicable Redemption Date may be returned to the Corporation. Redemption moneys which remain unclaimed (including moneys returned to the Corporation from a special account after three years) for a period of six years from the Redemption Date may be reclaimed and used by the Corporation for its own purposes.

6.	Restrictions on Dividends, Retirement and Issue of Shares

As long as any Series G Preferred Shares are outstanding, the Corporation shall not, without prior approval of the holders of such outstanding Series G Preferred Shares given in the manner hereinafter specified:

(a)	declare or pay or set apart for payment any dividends on the Common Shares or on shares of any other class of the Corporation ranking as to dividends junior to the Series G Preferred Shares (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Series G Preferred Shares); or

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series G Preferred Shares redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of the Common Shares or shares of any other class of the Corporation ranking as to capital junior to the Series G Preferred Shares; or

(c)	redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all of the Series G Preferred Shares; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of any shares of any other class or series of the Corporation ranking as to capital pari passu with the Series G Preferred Shares; or

(e)	issue any additional Class AAA Preference Shares (other than pursuant to the exercise of existing rights to convert outstanding shares of the Corporation into Class AAA Preference Shares of an existing series) or any shares ranking as to dividends or capital prior to or pari passu with the Class AAA Preference Shares;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption or purchase or reduction or return of capital, as the case may be, all accrued and unpaid cumulative dividends up to and including the Quarterly Dividend payable on the immediately preceding Dividend Payment Date, shall have been declared and paid or set apart for payment on the Series G Preferred Shares and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all outstanding Class AAA Preference Shares and all other shares ranking as to dividends prior to or pari passu with the Series G Preferred Shares.

7.	Liquidation, Dissolution and Winding-Up

In the event of liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Series G Preferred Shares shall be entitled to be paid and to receive $25.00 per share plus an amount equal to all accrued and unpaid dividends thereon to but excluding the date of payment, before any amount shall be paid or any assets of the Corporation shall be distributed to the holders of the Common Shares or of shares of any other class of the Corporation ranking as to capital junior to the Series G Preferred Shares. Upon payment to the holders of the Series G Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

8.	Interpretation

In the event that any date on which any dividend on Series G Preferred Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

For the purposes of these share provisions, “Business Day” means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation’s registered office is located.

In the event of the non-receipt of a cheque by the holder of Series G Preferred Shares entitled to such cheque, or the loss or destruction thereof, the Corporation, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to the Corporation, shall issue to such holder a replacement cheque for the amount of such cheque.

9.	Mail Service Disruption

If the directors of the Corporation determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to the holder of any Series G Preferred Share, whether in connection with the redemption or such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)	give such notice by means of publication once in each of two successive weeks in one daily English language newspaper of general circulation published in each of the Provinces of Canada and once in a daily French language newspaper of general circulation published in Montreal and notice so published shall be deemed to have been given on the date on which the first publication has taken place in the last of the Provinces of Canada;

(b)	fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the Transfer Agent at its principal offices in the cities of Vancouver, Calgary, Regina, Winnipeg, Toronto, Montreal and Halifax, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the directors of the Corporation determine that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such certificate.

10.	Amendment

The provisions contained in clauses (1) to (11) inclusive (including this clause) attaching to the Series G Preferred Shares or any of them may be deleted, varied, modified, amended or amplified by Articles of Amendment but only with the prior approval of the holders of the Series G Preferred Shares given in accordance with clause (11) hereof, in addition to any vote, authorization, confirmation or approval required by the Act.

11.	Approval of Holders of Series G Preferred Shares

The approval of the holders of Series G Preferred Shares required as to any and all matters referred to herein (in addition to or as distinct from any vote, authorization, confirmation or approval required by the Act) may be given by an instrument or instruments in writing signed by the holders of all of the issued and outstanding Series G Preferred Shares or by a resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Series G Preferred Shares duly called for that purpose and held in accordance with the provisions of clause (4) of the provisions attaching to the Class AAA Preference Shares as a class, mutatis mutandis, with Series G Preferred Shares having one vote for such purposes for each Series G Preferred Share held.

Brookfield Office Properties Inc. (the “Corporation”)

Number and Designation of and Rights, Privileges, Restrictions and Conditions

Attaching to the Class AAA Preference Shares, Series W

The twenty-third series of Class AAA Preference Shares shall consist of 3,816,527 Class AAA Preference Shares which shall be designated as Class AAA Preference Shares, Series W which replace the “$25 Floating Rate Cumulative Redeemable Preferred Shares Series J” of BPO Properties Ltd. (the Class AAA Preference Shares, Series W shall hereinafter be referred to as the “Series J Preferred Shares”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class AAA Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Dividends.

1.1	The holders of the Series J Preferred Shares shall be entitled to receive, as and when declared by the Board of Directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative, preferential cash dividends as follows:

(i)	an initial dividend (the “Initial Dividend”) payable on May_14, 1986 (the “Initial Dividend Payment Date”) in an amount per Series J Preferred Share equal to the amount obtained (rounded to five decimal places) when

(A)	$25.00 multiplied by an annual rate equivalent to 70% of the Average Daily Prime Rate quoted by the Banks on February 17, 1986 is multiplied by

(B)	the number of days in the period from and including the date of issue of the Series J Preferred Shares to but excluding May 14, 1986 divided by 365;

and

(ii)	dividends payable quarterly (the “Quarterly Dividends”) on the 14th day of each of the months of February, May, August and November in each year (the “Dividend Payment Dates”) commencing with August 14, 1986 in respect of the period from and including the immediately preceding Dividend Payment Date to but excluding the next succeeding Dividend Payment Date in an amount per Series J Preferred Share calculated in accordance with clause 1.2 hereof.

Dividends shall accrue on a day-to-day basis.

1.2	The Quarterly Dividend to be paid per Series J Preferred Share on any Dividend Payment Date shall be the amount obtained when the Quarterly Dividend Rate is multiplied by $25.00.

For the purpose of the calculation of Quarterly Dividends on the Series J Preferred Shares on any Dividend Payment Date:

(i)	“Quarterly Dividend Rate” means one-quarter of seventy percent (70%) of the Average Prime Rate for the three calendar months ending on the last day of the calendar quarter prior to the month during which the Dividend Payment Date for which the determination is being made falls.

(ii)	“Banks” means the Toronto-Dominion Bank and Bank of Montrealcollectively, and the term “Bank” means one of the Banks and, for the purposes of this definition, “Banks” shall include any bank with which one or more of such Banks may merge and any bank which may become a successor to the business of one of such Banks.

(iii)	“Daily Prime Rate” means, for either Bank, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest on Canadian dollar loans to customers in Canada and designated by such Bank as its prime rate.

(iv)	“Average Daily Prime Rate” means, for any day, the arithmetic average, rounded to the nearest one-one-hundredth of one percent (0.01%), of the Daily Prime Rates of the Banks on such day; provided that, if on such day there shall be no Daily Prime Rate for one (but not both) of the Banks, the Average Daily Prime Rate for such day shall be the Daily Prime Rate of the other of such Banks and further provided that if on such day there shall be no Daily Prime Rate for either of the Banks, the Average Daily Prime Rate for such day shall be 1.50% above the average yield per annum on 91 day Government of Canada Treasury Bills as reported by the Bank of Canada for the weekly tender immediately preceding such day.

(v)	“Average Prime Rate” means, for any period, the arithmetic average (rounded to the nearest one-one-hundredth of one percent (0.01%)) of the Average Daily Prime Rate for each day during such period.

In any case where dividends are payable for a period (the “Dividend Payment Period”) that ends on a date other than the day immediately preceding the Initial Dividend Payment Date or a Dividend Payment Date, dividends shall be paid in the amount per Series J Preferred Share obtained when

(i)	$25.00 multiplied by seventy percent (70%) of the Average Prime Rate for the period of ninety days ending on a date which is 45 days before the end of such Dividend Payment Period,

is multiplied by

(ii)	the number of days in such Dividend Payment Period divided by 365.

1.3	Payment of any dividends may be made by cheque of the Corporation or its paying agent and such payment shall be a full and complete discharge of the Corporation’s obligation to pay the dividends unless the cheque is not honoured when presented for payment. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable may be reclaimed and used by the Corporation for its own purposes.

1.4	If on any Dividend Payment Date, the dividend payable on such date is not paid in full on all the Series J Preferred Shares then issued and outstanding, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates determined by Board of Directors of the Corporation on which the Corporation shall have sufficient moneys or property properly applicable to the payment of the same. The holders of Series J Preferred Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

2.	Information and Voting Rights

The holders of the Series J Preferred Shares shall be entitled to receive all financial statements and other information sent by the Corporation to the holders of its Common Shares but they shall not, as such, except as expressly provided herein, have the right to receive notice of, or to attend or to vote at any meetings of shareholders of the Corporation unless the Corporation shall have failed to pay in the aggregate eight Quarterly Dividends (which term, for the purpose of this clause (2), shall include the Initial Dividend) on the Series J Preferred Shares in which case, and so long thereafter as any dividends on the Series J Preferred Shares continue to be in arrears, the holders of the Series J Preferred Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series but shall have no vote thereat, and shall be entitled, voting separately as a class together with all other holders of Series G, J, K, M and N Preferred Shares having such right, to elect two members of the Board of Directors of the Corporation and for such purpose the holders of the Series J Preferred Shares shall have one vote for each Series J Preferred Share held.

Notwithstanding anything contained in the articles or by-laws of the Corporation, the term of office of all persons who may be directors of the Corporation at any time when the right to elect directors shall accrue to the holders of the Series J Preferred Shares as provided in this clause, or who may be appointed as directors after such right shall have accrued and before a meeting of shareholders shall have been held, shall terminate upon the election of new directors at the next annual meeting of shareholders or at a general meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than 21 days’ notice. Any such general meeting shall be called by the

Secretary of the Corporation upon the written request of the holders of at least 10% of the outstanding Series J Preferred Shares and in default of the calling of such general meeting by the Secretary within 5 days after the making of such request It may be called by any holder of Series J Preferred Shares.

Any vacancy occurring among members of the Board of Directors elected to represent the holders of Series G, J, K, M and N Preferred Shares in accordance with the foregoing provisions of this clause may be filled by the Board of Directors with the consent and approval of the remaining director elected to represent the holders of Series G, J, K, M and N Preferred Shares but if there be no such remaining director the Board of Directors may elect two holders of Series G, J, K, M and N Preferred Shares to fill the vacancy or vacancies. Whether or not such vacancies are so filled by the Board of Directors, the holders of at least 10% of the outstanding Series J Preferred Shares shall have the right to require the Secretary of the Corporation to call a meeting of the holders of Series G, J, K, M and N Preferred Shares for the purpose of filling the vacancies or replacing all or any of the persons filling such vacancies who have been appointed by the directors when there is no director in office who has been elected to represent the holders of Series G, J, K, M and N Preferred Shares and the provisions set forth in the immediately preceding paragraph shall apply in respect of the calling of such meeting.

Notwithstanding anything contained in the articles or by-laws of the Corporation, the term of office of the directors elected by the holders of Series G, J, K, M and N Preferred Shares shall terminate forthwith when all arrears of dividends have been paid on the Series G, J, K, M and N Preferred Shares then outstanding and the Vacancies thereby created may be filled by the remaining directors of the Corporation.

3.	Purchase for Cancellation

Subject to the provisions of the Canada Business Corporations Act and other laws governing the Corporation, as now existing or hereafter amended, (such laws being hereinafter referred to as the “Act”) and the articles of the Corporation, the Corporation may at any time or times purchase (if obtainable) the whole or any part of the outstanding Series J Preferred Shares either on the open market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders to all the holders of record of Series J Preferred Shares outstanding or in any other manner, at the lowest price or prices at which, in the opinion of the directors of the Corporation, such shares are then obtainable but not exceeding $25.00 per share together, in each case, with an amount equal to all accrued and unpaid dividends thereon up to the date of purchase which, for greater certainty, shall include dividends calculated in accordance with clause (I) during the period from and including the immediately preceding Dividend Payment Date (which term shall, for the purposes of this clause, include the Initial Dividend Payment Date) to but excluding the date of purchase, and the costs of purchase.

In the case of purchase of Series J Preferred Shares by tender, the Corporation shall give notice of its intention to invite tenders to all the holders of the Series J Preferred Shares by giving notice of such invitation to each holder of Series J Preferred Shares in accordance with the provisions from time to time of the by-laws of the Corporation respecting notice to shareholders. If upon any invitation for tenders under the provisions of this clause (3), the Corporation shall receive tenders of Series J Preferred Shares at the same price, which shares when added to any Series J Preferred Shares tendered at a lower price or prices aggregate a number greater than the number for which the Corporation is prepared to accept tenders, the Series J Preferred Shares so tendered at the same price which the Corporation determines to purchase shall be purchased as nearly as may be pro rata (disregarding fractions) in proportion to the total number of Series J Preferred Shares so tendered by each of the holders of Series J Preferred Shares who submitted tenders at such price. Any Series J Preferred Shares so purchased shall be cancelled and not reissued. If part only of the Series J Preferred Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

4.	Redemption at the Option of the Corporation

Series J Preferred Shares shall not be redeemable at the option of the Corporation prior to March 4, 1991. Subject to the provisions of the Act and the Articles of the Corporation, the Corporation may, upon giving notice as hereinafter provided, at any time on or after March 4, 1991, redeem the whole or from time to time any part of the then outstanding Series J Preferred Shares on payment for each share to be redeemed of a price of $25.00 together, in each case, with an amount equal to all accrued and unpaid dividends thereon to but excluding the date fixed for redemption, which, for greater certainty, shall include dividends calculated in accordance with clause (1) hereof during the period from and including the immediately preceding Dividend Payment Date to but excluding the date fixed for redemption, (the whole constituting and being herein referred to as the “Redemption Price”), if the Corporation desires to redeem only part of the Series J Preferred Shares, the Series J Preferred Shares to be redeemed shall be selected by lot in single shares or in units of 10 shares or less in such manner as the Board of Directors of the Corporation may determine or pro rata disregarding fractions.

Any Series J Preferred Shares which are so redeemed shall be cancelled and not reissued.

5.	Manner of Redemption

In the case of any redemption of Series J Preferred Shares pursuant to clause (4) hereof, the Corporation shall, at least 30 days before the date specified for redemption, give notice in writing to each person who at the date of the giving of such notice is the registered holder of Series J Preferred Shares to be redeemed, of the intention of the Corporation to redeem such Series J Preferred Shares. Any such notice shall be validly and effectively given on the date it is delivered to the holder of Series J Preferred Shares for whom it is intended or is sent by prepaid first class mail addressed to such holder at his address as it appears on the books of the Corporation, or in the event of the address of such holder not so appearing, then to the address of such holder last known to the Corporation, provided however, that the accidental failure or omission to give such notice as aforesaid to one or more holders shall not affect the validity of the redemption, but upon the failure or omission being discovered, notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the date (the “Redemption Date”) on which the redemption is to take place, the Redemption Price and, unless all the Series J Preferred Shares held by the holder to whom it is addressed are to be redeemed, the number of Series J Preferred Shares so held which are to be redeemed. On and after the Redemption Date, the Corporation shall pay or cause to be paid to the holders of the Series J Preferred Shares so called for redemption the Redemption Price therefor on presentation and delivery, at the registered office of the Corporation or at such other place or places within Canada designated in such notice, of the certificate or certificates representing the Series J Preferred Shares so called for redemption. Payment of the Redemption Price shall be made by cheque of the Corporation or its paying agent and such payment shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to the holders of Series J Preferred Shares so called for redemption unless the cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Series J Preferred Shares called for redemption shall not be entitled to exercise any of the rights of holders of Series J Preferred Shares in respect of such shares except the right to receive the Redemption Price therefor, provided that if payment of such Redemption Price is not duly made by or on behalf of the Corporation in accordance with the provisions hereof, then the rights of such holders shall remain unaffected. If part only of the Series J Preferred Shares represented by any certificate shall be redeemed, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

The Corporation shall have the right, at any time after giving notice of its intention to redeem any Series J Preferred Shares, to deposit the aggregate Redemption Price of the Series J Preferred Shares so called for redemption or of such of the Series J Preferred Shares represented by certificates as have not at the date of such deposit been delivered by the holders thereof in connection with such redemption, in a special account in any chartered bank or any trust company in Canada (including any affiliate of the Corporation) to be paid without interest to or to the order of the respective holders of the Series J Preferred Shares called for redemption, upon presentation and delivery to such bank or trust company of the certificates representing such Series J Preferred Shares. Upon such deposit being made or upon the Redemption Date, whichever is the later, the Series J Preferred Shares in respect whereof such deposit shall have been made, shall be and shall be deemed to be redeemed and the rights of the holders thereof after such deposit or the Redemption Date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited upon presentation and delivery of the certificates representing the Series J Preferred Shares held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation. Redemption moneys in respect of any Redemption Date held on deposit to a special account for a period of three years from the applicable Redemption Date may be returned to the Corporation. Redemption moneys which remain unclaimed (including moneys returned to the Corporation from a special account after three years) for a period of six years from the Redemption Date may be reclaimed and used by the Corporation for its own purposes.

6.	Restrictions on Dividends, Retirement and Issue of Shares

Subject to the provisions of the Act, as long as any Series J Preferred Shares are outstanding, the Corporation shall not, without prior approval of the holders of such outstanding Series J Preferred Shares given in the manner hereinafter specified:

(a)	declare or pay or set apart for payment any dividends on the Common Shares or on shares of any other class of the Corporation ranking as to dividends junior to the Series J Preferred Shares (other than stock dividends in shares of the

Corporation ranking as to capital and dividends junior to the Series J Preferred Shares); or

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series J Preferred Shares redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of the Common Shares or shares of any other class of the Corporation ranking as to capital junior to the Series J Preferred Shares; or

(c)	redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all of the Series J Preferred Shares; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of any shares of any other class or series of the Corporation ranking as to capital pari passu with the Series J Preferred Shares; or

(e)	issue any additional Class AAA Preference Shares (other than pursuant to the exercise of existing rights to convert outstanding shares of the Corporation into Class AAA Preference Shares of an existing series) or any shares ranking as to dividends or capital prior to or pari passu with the Class AAA Preference Shares;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption or purchase or reduction or return of capital, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Series J Preferred Shares and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or pari passu with the Series J Preferred Shares.

7.	Liquidation, Dissolution and Winding-Up

In the event of liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Series J Preferred Shares shall be entitled to be paid and to receive $25.00 per share plus an amount equal to all accrued and unpaid dividends thereon up to the date of payment, which for greater certainty, shall include dividends calculated in accordance with clause (1) during the period from and including the immediately preceding Dividend Payment Date (which term shall, for the purposes of this clause, include the Initial Dividend Payment Date) to but excluding the date of payment before any amount shall be paid or any assets of the Corporation shall be distributed to the holders of the Common Shares or of shares of any other class of the Corporation ranking as to capital junior to the Series J Preferred Shares. Upon payment to the holders of the Series J Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

8.	Interpretation

In the event that any date on which any dividend on Series J Preferred Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

For the purposes of these share provisions, “Business Day” means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation’s registered office is located.

In the event of the non-receipt of a cheque by the holder of Series J Preferred Shares entitled to such cheque, or the loss or destruction thereof, the Corporation, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to the Corporation, shall issue to such holder a replacement cheque for the amount of such cheque.

9.	Mail Service Disruption

If the directors of the Corporation determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to the holder of any Series J Preferred Share, whether in connection with the-redemption- of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)	give such notice by means of publication once in each of two successive weeks in one daily English language newspaper of general circulation published in each of the Provinces of Canada and once in a daily French language newspaper of general circulation published in Montreal and notice so published shall be deemed to have been given on the date on which the first publication has taken place in the last of the Provinces of Canada;

(b)	fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the Transfer Agent for the Series J Preferred Shares at its principal offices in the cities of Vancouver, Calgary, Regina, Winnipeg, Toronto, Monltreal and Halifax, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the directors of the Corporation determine that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such certificate.

10.	Amendment

The provisions contained in clauses (1) to (11) both inclusive (including this clause) attaching to the Series J Preferred Shares or any of them may be deleted, varied, modified, amended or amplified by Articles of Amendment but only with the prior approval of the holders of the Series J Preferred Shares given in accordance with clause (II) hereof, in addition to any vote, authorization, confirmation or approval required by the Act.

11.	Approval of Holders of Series J Preferred Shares

11.1	The approval of the holders of Series J Preferred Shares required as to any and all matters referred to herein (in addition to or as distinct from any vote, authorization, confirmation or approval required by the Act) may be given by an instrument or instruments in writing signed by the holders of all of the issued and outstanding Series J Preferred Shares or by a resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Series J Preferred Shares duly called for that purpose and held in accordance with the provisions of clause (4) of the provisions attaching to the Class AAA Preference Shares as a class, mutatis mutandis, with Series J Preferred Shares having one vote for such purposes for each Series J Preferred Share held.

11.2	If the Series E Preferred Shares are subdivided and if the rights, privileges, restrictions-and conditions attaching to the Series E Preferred Shares conform or are made to conform to those attaching to the Series J Preferred Shares, the Series E Preferred Shares may be changed into a similar number of Series J Preferred Shares without the approval of the holders of the Series J Preferred Shares.

Brookfield Office Properties Inc. (the “Corporation”)

Number and Designation of and Rights, Privileges, Restrictions and Conditions

Attaching to the Class AAA Preference Shares, Series X

All terms used in Part I of this Schedule which are defined in Part II of this Schedule have the meaning in Part 1 of this Schedule ascribed thereto in Part II of this Schedule.

The twenty-fourth series of Class AAA Preference Shares of the Corporation shall consist of 300 shares designated Class AAA Preference Shares, Series X which replace the “Cumulative Redeemable Preferred Shares Series K” of BPO Properties Ltd. (the Class AAA Preference Shares, Series X shall hereinafter be referred to as the “Series K Preferred Shares”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class AAA Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions aid conditions:

I.	Dividends

(a)	In this Schedule:

(i)	“Dividend Payment Date” means September 18, 1986 and the Thursday following the third Wednesday of each month thereafter, except that if such Thursday is not a Business Day, the Dividend Payment Date will be the first Business Day following such Thursday;

(ii)	“Dividend Period” means (i) in respect of the initial dividend on the Series K Preferred Shares, the period from and including the original date of issue of Series K Preferred Shares to but excluding September 18, 1986, and (ii) in respect of subsequent dividends on the Series K Preferred Shares, the period from and including each Dividend Payment Date to but excluding the next succeeding Dividend Payment Date;

(iii)	“Dividend Rate” means the Current Dividend Rate determined in an Auction of the Series K Preferred Shares conducted on the Business Day next preceding the commencement of each Dividend Period (other than the initial Dividend Period), as contemplated In Part II hereof; provided that, if the Corporation fails to pay the full amount of any dividend when due (whether or not declared) or fails to redeem any Series K Preferred Shares after it has given notice of redemption in respect thereof (A) for any reason except as a result of an accidental or inadvertent error or omission on the part of the Corporation or the Trust Company, or (B) as a result of an accidental or inadvertent error or omission on the part of the Corporation or the Trust Company which is not remedied within three Business Days from the applicable Dividend Payment Date or Redemption Date (as defined in Article 3 of this Part), as the case may be, the Dividend Rate will no longer be based on the results of an Auction and will be, during each subsequent Dividend Period, a rate per annum equal to the Bankers’ Acceptance Rate in effect on the Business Day next preceding the commencement of such Dividend Period plus 0.40%.

(b)	Except as otherwise provided in Article 1(c) of this Part, the holders of the Series K Preferred Shares shall be entitled to receive, as and when declared by the Board of Directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative, preferential cash dividends in the amount per share determined from time to time in accordance with the provisions of Article 1(d) of this Part to be paid on a Dividend Payment Date. Except as otherwise provided in Article 1(c) of this Part, the dividends on Series K Preferred Shares shall accrue from and include the original date of issue of Series K Preferred Shares or accrue from and include the last Dividend Payment Date in respect of which dividends have been paid or made available for payment, whichever is later.

The Corporation shall pay to, or cause to be paid to, or to the order of, the holders of Series K Preferred Shares as they appear on the securities register of the Corporation on the Business Day next preceding the applicable Dividend Payment Date, dividends on such shares by cheques drawn on a Canadian chartered bank and payable at par at any branch of such bank in Canada unless any such holder requests, by notice in writing received by the Corporation or the Trust Company no less than seven (7) Business Days prior to a Dividend Payment Date, to receive payment of all such dividends by wire transfer, and provides in such notice an account number at a specified branch in Canada of a Canadian chartered bank to which the Corporation may cause such dividends to be wire transferred. In such a case, the Corporation shall instruct its bankers, or cause instructions to be given to a Canadian chartered bank, to wire transfer the amount of all such dividends to the account designated by each such holder in his notice to the Corporation or the Trust Company. Any such notification by a registered holder shall remain in effect until such registered holder ceases to be a registered holder or until cancelled or superseded by subsequent notice in writing received by the Corporation or the Trust Company no less than seven (7) Business Days prior to a Dividend Payment Date.

The delivery or mailing of such cheques or the receipt of a confirmation from a Canadian chartered bank that such bank has carried out instructions with respect to the wire transfer of the amount of any such dividend, by the Corporation or the Trust Company, shall be a full and complete discharge of the Corporation’s obligation to pay the dividends unless, in the case of payment by cheque, the cheque is not honoured when presented for payment.

Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable may be reclaimed and used by the Corporation for its own purposes.

If on any Dividend Payment Date, the dividend payable on such date is not paid in full on all the Series K Preferred Shares then issued and outstanding, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates determined by Board of Directors of the Corporation on which the Corporation shall have sufficient moneys or property properly applicable to the payment of the same. The holders of Series K Preferred Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

(c)	In the event the Corporation exercises its option to redeem any of the Series K Preferred Shares pursuant to Article 3 of this Part, the Board of Directors of the Corporation may declare (i) on all Series K Preferred Shares out of the monies properly applicable to the payment of dividends, a dividend in an amount per share equal to all accrued and unpaid dividends on each such share calculated (in accordance with Article 1(d) of this Part) to the Redemption Date (as defined in Article 3 of this Part) to be paid on such Redemption Date or on such other date as may be determined in accordance with Article 3 of this Part, and (ii) on the Series K Preferred Shares which are not to be redeemed as a result of the Corporation exercising its option to redeem any of the Series K Preferred Shares pursuant to Article 3 of this Part, out of the monies properly applicable to the payment of dividends, a dividend in an amount per share equal to all accrued and unpaid dividends on each such share calculated (in accordance with Article 1(d) of this Part) from and including the Redemption Date to but excluding the next succeeding Dividend Payment Date, to be paid on such next succeeding Dividend Payment Date. In such event, the provisions of Article 1(b) and Article 3 of this Part, to the extent applicable, shall apply mutatis mutandis to the payment of any such dividend unless otherwise inconsistent

(d)	The amount of the dividend payable on each outstanding Series K Preferred Share:

(i)	on September 18, 1986 shall be the amount (rounded to the nearest cent) equal to the product of (1) $500,000, (2) the greater of (A) 4.949% and (B) 60.178% of Bankers’ Acceptance Rate on September 15, 1986 determined in accordance with the provisions set out in Article 1(d) of Part II, mutatis mutandis, and (3) the number of days from and including the original date of issue to but excluding September 18, 1986, all divided by 365; and

(ii)	on any subsequent Dividend Payment Date shall be the amount (rounded to the nearest cent) equal to the product of (I) $500,000, (2) the Dividend Rate for the applicable Dividend Period, and (3) the number of days in such Dividend Period, all divided by 365.

Subject to the foregoing, for purposes of calculating an amount measured by reference to accrued and unpaid dividends,

(i)	the amount of any accrued and unpaid dividend in respect of any Series K Preferred Shares from the next preceding Dividend Payment Date to any particular date shall be the amount (rounded to the nearest cent) equal to the product of (1) $500,000, (2) the Dividend Rate for the applicable Dividend Period had such Dividend Period not been interrupted by a particular date, and (3) the number of days from and including the next preceding Dividend Payment Date to but excluding such particular date, all divided by 365; and

(ii)	the amount of and accrued and unpaid dividend in respect of any Series K Preferred Shares from the Redemption Date to the next succeeding Dividend Payment Date shall be the amount (rounded to the nearest cent) equal to the product of (1) $500,000, (2) the Dividend Rate for what would otherwise have been the applicable Dividend Period had the Corporation not exercised its option to redeem the Series K Preferred Shares pursuant to Article 3 of this Part, and (3) the number of days from and including the Redemption Date to but excluding the next succeeding Dividend Payment Date, all divided by 365.

2.	Information and Voting Rights

The holders of the Series K Preferred Shares shall be entitled to receive all financial statements and other information sent by the Corporation to the holders of its Common Shares but they shall not, as such, except as expressly provided herein, have the right to receive notice of, or to attend or to vote at any meetings of shareholders of the Corporation unless the Corporation shall have failed to pay in the aggregate twenty-four dividends on the Series K Preferred Shares, whether consecutive or not, in which case, and so long thereafter as any dividends on the Series K Preferred Shares continue to be in arrears, the holders of the Series K Preferred Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series (other than the Class AAA Preference Shares or Series K Preferred Shares), but shall have no vote thereat, and shall be entitled, voting separately as a class together with all other holders of Series G, J, K, M and N Preferred Shares having such right, to elect two members of the board of directors of the Corporation and for such purpose the holders of the Series K Preferred Shares shall have one vote for each Series K Preferred Share held.

Notwithstanding anything contained in the articles or by-laws of the Corporation, the term of office of all persons who may be directors of the Corporation at any time when the right to elect directors shall accrue to the holders of the Series K Preferred Shares as provided in this Article 2 of this Part, or who may be appointed as directors after such right shall have accrued and before a meeting of shareholders shall have been held, shall terminate upon the election of new directors at the next annual meeting of shareholders or at a general meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than 21 days’ notice. Any such general meeting shall be called by the Secretary of the Corporation upon the written request of the holders of at least 10% of the outstanding Series K Preferred Shares and in default of the calling of such general meeting by the Secretary within 5 days after the making of such request it may be called by any holder of Series K Preferred Shares.

Any vacancy occurring among members of the board of directors elected to represent the holders of Series G, J, K, M and N Preferred Shares in accordance with the foregoing provisions of this Article 2 of this Part may fee filled by the board of directors with the consent and approval of the remaining director elected to represent the holders of Series G, J, K, M and N Preferred Shares but if there be no such remaining director the board of directors may elect two holders of Series G, J, K, M and N Preferred Shares to fill the vacancy or vacancies. Whether or not such vacancies are so filled by the board of directors, the holders of at least 10% of the outstanding Series K Preferred Shares shall have the right to require the Secretary of the Corporation to call a meeting of the holders of Series G, J, K, M and N Preferred Shares for the purpose of filling the vacancies or replacing all or any of the persons filling such vacancies who have been appointed by the directors when there is no director in office who has been elected to represent the holders of Series G, J, K, M and N Preferred Shares and the provisions set forth in the immediately preceding paragraph shall apply in respect of the calling of such meeting.

Notwithstanding anything contained in the articles or by-laws of the Corporation, the term of office of the directors elected by the holders of Series G, J, K, M and N Preferred Shares shall terminate forthwith when all arrears of dividends have been paid on the Series G, J, K, M and N Preferred Shares then outstanding and the vacancies thereby created may be filled by the remaining directors of the Corporation.

3.	Redemption at the Option of the Corporation

(a)	Subject to Article 5 of this Part and to applicable law, the Corporation may, at its option, redeem in whole, or from time to time in part, the Series K Preferred Shares on the Business Day next preceding any Auction Date (the “Redemption Date”) at a redemption price of $500,000 per share, provided that the Corporation shall not redeem any Series K Preferred Shares unless the board of directors of the Corporation shall have declared with respect to all Series K Preferred Shares, out of the monies properly applicable to the payment of dividends, a dividend in an amount per share equal to all accrued and unpaid dividends on each such share to the Redemption Date (Such $500,000 redemption price plus such per share dividend being herein referred to together as the “Redemption Price”),

(b)	In case a part only of the Series K Preferred Shares is at any time to be redeemed, the number of shares so to be redeemed shall be determined by the board of directors of the Corporation and such shares shall be redeemed pro rata with adjustments at the discretion of the Corporation to avoid redemption of fractional shares.

4.	Manner of Redemption

In the case of any redemption of Series K Preferred Shares pursuant to Article 3 of this Part the Corporation shall, at least 10 days before the date specified for redemption, give notice in writing to each person who at the date of the giving of such notice is the registered holder of Series K Preferred Shares to be redeemed, of the intention of the Corporation to redeem such Series K Preferred Shares. Any such notice shall be validly and effectively given on the date it is delivered to the holder of Series K Preferred Shares for whom it is intended or is sent by prepaid first class mail addressed to such holder at his address as it appears on the books of the Corporation, or in the event of the address of such holder not so appearing, then to the address of such holder last known to the Corporation, provided, however, that the accidental failure or omission to give such notice as aforesaid to one or more holders shall not affect the validity of the redemption, but upon the failure or omission being discovered, notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the Redemption Date, the Redemption Price and, unless all the Series K Preferred Shares held by the holder to whom it is addressed are to be redeemed, the number of Series K Preferred Shares so held which are to be redeemed. On and after the Redemption Date, the Corporation shall pay or cause to be paid to, or to the order of, the holders of the Series K Preferred Shares so called for redemption the Redemption Price therefor on presentation and delivery, at the registered office of the Corporation or at such other place or places within Canada designated in such notice, of the certificate or certificates representing the Series K Preferred Shares so called for redemption. Payment of the Redemption Price may be made by cheque of the Corporation or its paying agent unless any holder of Series K Preferred Shares being redeemed has requested pursuant to Article 1(b) of this Part to receive dividends by wire transfer in which case the Corporation shall instruct its bankers, or cause instructions to be given to a Canadian chartered bank, to wire transfer the amount of the Redemption Price to the account designated by each such holder in his notice to the Corporation or the Trust Company. Such payment or the receipt of a confirmation from a Canadian chartered bank that such bank has carried out instructions with respect to the wire transfer of the amount of such Redemption Price, by the Corporation or the Trust Company, shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to the holders of Series K Preferred Shares so called for redemption unless, in the case of payment by cheque, the cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Series K Preferred Shares called for redemption shall not be entitled to exercise any of the rights of holders of Series K Preferred Shares in respect of such shares except the right to receive the Redemption Price therefor, provided that if payment of such Redemption Price is not duly made by or on behalf of the Corporation in accordance with the provisions hereof, then the rights of such holders shall remain unaffected. If part only of the Series K Preferred Shares represented by any certificate shall be redeemed, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

The Corporation shall have the right, at any time after giving notice of its intention to redeem any Series K Preferred Shares, to deposit the aggregate Redemption Price of the Series K Preferred Shares so called for redemption or of such of the Series K Preferred Shares represented by certificates as have not at the date of such deposit been delivered by the holders thereof in connection with such redemption, in a special account in any chartered bank or any trust company in Canada (including any affiliate of the Corporation) to be paid without interest to or to the order of the respective holders of the Series K Preferred Shares called for redemption, upon presentation and delivery to such bank or trust company of the certificates representing such Series K Preferred Shares. Upon such deposit being made, the rights of the holders of the Series K Preferred Shares in respect whereof such deposit shall have been made shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited upon presentation and delivery of the certificates representing the Series K. Preferred Shares held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation. Redemption moneys in respect of any Redemption Date held on deposit to a special account for a period of three years from the applicable Redemption Date may be returned to the Corporation. Redemption moneys which remain unclaimed (including moneys returned to the Corporation from a special account after three years) for a period of six years from the Redemption Date may be reclaimed and used by the Corporation for its own purposes.

Series K Preferred Shares which have beep redeemed by the Corporation shall be cancelled.

5.	Restrictions on Dividends, Retirement and Issue of Shares

As long as any Series K Preferred Shares are outstanding, the Corporation shall not, without prior approval of the holders of such outstanding Series K Preferred Shares given in the manner hereinafter specified:

(a)	declare or pay or set apart for payment any dividends on the Common Shares or on shares of any other class of the Corporation ranking as to dividends junior to the Series K Preferred Shares (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Series K Preferred Shares); or

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series K Preferred Shares, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of the Common Shares or shares of any other class of the Corporation ranking as to capital junior to the Series K Preferred Shares; or

(c)	redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all of the Series K Preferred Shares; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of any shares of any other class or series of the Corporation ranking as to capital pari passu with the Series K Preferred Shares; or

(e)	issue any additional Class AAA Preference Shares (other than pursuant to the exercise of existing rights to convert outstanding shares of the Corporation into Class AAA Preference Shares of an existing series) or any shares ranking as to dividends or capital prior to or pari passu with the Class AAA Preference Shares;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption or purchase or reduction or return of capital, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payable on the immediately preceding Dividend Payment Date, shall have been declared and paid or set apart for payment on the Series K Preferred Shares and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non- cumulative dividends shall have been paid or set apart for payment on all outstanding Class AAA Preference Shares and all other shares ranking as to dividends prior to or pari passu with the Series K Preferred Shares.

6.	Liquidation, Dissolution and Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholder for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Series K Preferred Shares shall be entitled to be paid and to receive $500,000 per share plus an amount equal to all accrued and unpaid dividends thereon to but excluding the date of payment, before any amount shall be paid or any assets of the Corporation shall be distributed to the holders of the Common Shares or of shares of any other class of the Corporation ranking as to capital junior to the Series K Preferred Shares. Upon payment to the holders of the Series K Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

7.	Interpretation

In the event that any-date on or by- which any action is required to be taken by the Corporation hereunder is not a Business Day, then such action shall be required to be taken on or by the next succeeding day that is a Business Day.

In the event of the non-receipt of a cheque by the holder of Series K Preferred Shares entitled to such cheque, or the loss or destruction thereof, the Corporation, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to the Corporation, shall issue to such holder a replacement cheque for the amount of such cheque.

8.	Mail Service Disruption

If the directors of the Corporation determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to the holder of any Series K Preferred Share, whether in connection with the redemption of such share of otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)	give such notice by means of telex, telecopier or telegraph or by means of publication once in each of two successive weeks in one daily English language newspaper of general circulation published in each of the Provinces of Canada and once in a daily French language newspaper of general circulation published in Montreal. Notice given by telex, telecopier or telegraph shall be deemed to have been given on the day on which it is sent and notice given by publication shall be deemed to have been given on the date on which the first publication has taken place in the last of the Provinces of Canada;

(b)	fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the Transfer Agent at its principal office in Toronto and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the directors of the Corporation determine that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such certificate.

9.	Amendment

The provisions contained in Articles 1 to 10 inclusive (including this Article) of this Part and in Part II or any of them may be deleted, varied, modified, amended or amplified by Articles of Amendment but only with the prior approval of the holders of the Series K Preferred Shares given in accordance with Article 10 of this Part, in addition to any vote, authorization, confirmation or approval required by the Act.

10.	Approval of Holders of Series K Preferred Shares

The approval of the holders of Series K Preferred Shares required as to any and all matters referred to herein (in addition to or as distinct from any vote, authorization, confirmation or approval required by the Canada Business Corporations Act and other laws governing the Corporation as now existing or hereafter amended) may be given by an instrument or instruments in writing signed by the holders of all of the issued and outstanding Series K Preferred Shares or by a resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Series K Preferred Shares duly called for that purpose and held in accordance with the provisions of clause (4) of the provisions attaching to the Class AAA Preference Shares as a class, mutatis mutandis, with Series K Preferred Shares having one vote for such purposes for each Series K Preferred Share held.

PART II

All terms used in Part II of this Schedule which are defined in Part I of this Schedule have the meaning in Part II of this Schedule ascribed to them in Part I of this Schedule.

1.	Certain Definitions

In this Schedule:

(a)	“Auction” means the periodic operation of the procedures set forth in this Part;

(b)	“Auction Date” means the Business Day next preceding a Dividend Payment Date;

(c)	“Available Shares” has the meaning specified in paragraph (i) of Article 4(a) of this Part;

(d)	“Bankers’ Acceptance Rate” means with respect to any Dividend Period (other than the initial Dividend Period), the rate per annum equal to: (A) the simple average of each rate per annum which is equal to the simple average of the bid and ask rates of the yields to maturity quoted by each of Dominion Securities Pitfield Limited (or any successor) and McLeod Young Weir Limited (or any successor) (rounded upward to the nearest one thousandth of one percent), as at 10:00 a.m., Toronto time, on the Auction Date next preceding such Dividend Period, on 30-day bankers’ acceptance accepted by such of the Bank of Montreal, The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, The Royal Bank of Canada and The Bank of Nova Scotia as are accepting 30-day bankers’ acceptances on such Auction Date; (B) in the event that one of Dominion Securities Pitfield Limited (or any successor) and McLeod Young Weir Limited (or any successor) is unable or does not for any reason quote the bid and ask rates per annum referred to in (A) above, as at 10:00 a.m., Toronto time, on such Auction Date, the simple average of the bid and ask rates per annum referred to in (A) above quoted by the other: or (C) in the event that both Dominion Securities Pitfield Limited (or any successor) and McLeod Young Weir Limited (or any successor) are unable to or do not for any reason quote rates, as at 10:00 a.m., Toronto time, on such Auction Date (including without limitation, where none of the Bank of Montreal, The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, The Royal Bank of Canada or The Bank of Nova Scotia is accepting 30-day bankers’ acceptances on such Auction Date) for the purpose of determining the Bankers’ Acceptance Rate in accordance with (A) or (B) above, the simple average of each rate per annum which is equal to the simple average of the bid and ask rates of the yields to maturity quoted by each of Dominion Securities Pitfield Limited (or any successor) and McLeod Young Weir Limited (or any successor) (rounded upward to the nearest one thousandth of one percent), as of 10:00 a.m., Toronto time, on such Auction

Date, on 91-day Government of Canada Treasury Bills maturing 30 days from such Auction Date plus 0.20%;

(e)	“Bid” and “Bids” have the respective meanings specified in Article 2(a) of this Part;

(f)	“Bidder” and “Bidders” have the respective meanings specified in Article 2(a) of this Part;

(g)	“Business Day” means a day on which The Toronto Stock Exchange or any successor stock exchange and the Trust Company are open for business;

(h)	“Current Dividend Rate” is the rate per annum which the Trust Company advises the Corporation has been determined In accordance with Article 4(b) of this Part;

(i)	“Dealer” means any registered investment dealer or other entity permitted by law to perform the functions required of a Dealer in this Part that has entered into a Dealer Agreement with the Trust Company that remains effective;

(j)	“Dealer Agreement” means an agreement between the Trust Company and a Dealer pursuant to which the Dealer agrees to participate in Auctions in compliance with the procedures set forth in this Part;

(k)	“Existing Holder” means a person who has signed a Purchaser’s Letter, has delivered or caused to be delivered such Purchaser’s Letter to the Trust Company and is registered in the ledger maintained by the Trust Company in respect of such persons;

(l)	“held by” with respect to any Series K Preferred Shares registered in the name of the Trust Company as permitted by the Trust Company Agreement includes such shares beneficially owned by an Existing Holder but does not include, with respect to such shares, the Trust Company;

(m)	“Hold Order” and “Hold Orders” have the respective meanings specified in Article 2(a) of this Part;

(n)	“Maximum Rate” with respect to any Dividend Period means the Bankers’ Acceptance Rate plus 0.40%;

(o)	“Order” and “Orders” have the respective meanings specified in Article 2(a) of this Part;

(p)	“Potential Holder” means any person, including any Existing Holder, (i) who has executed a Purchaser’s Letter and delivered or caused to be delivered such Purchaser’s Letter to the Trust Company and (ii) who may be interested in acquiring Series K Preferred Shares (or, in the case of an Existing Holder, additional Series K Preferred Shares);

(q)	“Purchaser’s Letter” means a letter addressed to the Trust Company and a Dealer in which a person agrees, among other things, to be bound by the procedures set forth in this Part in the event such person participates in an Auction;

(r)	“Remaining Shares” has the meaning specified in paragraph (iv) of Article 5(a) of this Part;

(s)	“Sell Order” and “Sell Orders” have the respective meanings specified in Article 2(a) of this Part;

(t)	“Submission Deadline” means 11:00 a.m., Toronto time, on any Auction Date or such later time on any Auction Dale, as specified by the Trust Company from time to time, by which Dealers are required to submit Orders to the Trust Company;

(u)	“Submitted Bid” and “Submitted Bids” have the respective meanings specified in Article 4(a) of this Part;

(v)	“Submitted Hold Order” and “Submitted Hold Orders” have the respective meanings specified in Article 4(a) of this Part;

(w)	“Submitted Order” and “Submitted Orders” have the respective meanings specified in Article 4(a) of this Part;

(x)	“Submitted Sell Order” and “Submitted Sell Orders” have the respective meanings specified in Article 4(a) of this Part;

(y)	“Sufficient Clearing Bids” has the meaning specified in Article 4(a) of this Part;

(z)	“Trust Company” means Royal Trust Corporation of Canada or any successor trust company or other person entering into a Trust Company Agreement with the Corporation in respect of the Series K Preferred Shares;

(aa)	“Trust Company Agreement” means an agreement made between the Trust Company and the Corporation which provides, among other things, that the Trust Company will follow the procedures set forth in this Part for the purposes of determining the Current Dividend Rate for the Series K Preferred Shares so long as the Current Dividend Rate is to be based on the results of an Auction; and

(bb)	“Winning Bid Rate” is the rate per annum determined in accordance with Article 4(a) of this Part.

2.	Orders by Existing Holders and Potential Holders

(a)	Prior to the Submission Deadline on each Auction Date:

(i)	each Existing Holder may submit to a Dealer information as to the number of Series K Preferred Shares, if any, held by such Existing Holder which such Existing Holder:

(A)	desires to continue to hold without regard to the Current Dividend Rate for the next succeeding Dividend Period; and/or

(B)	desires to continue to hold, provided that the Current Dividend Rate for the next succeeding Dividend Period shall not be less than the rate per annum specified by such Existing Holder; and/or

(C)	offers to sell without regard to the Current Dividend Rate for the next succeeding Dividend Period;

and

(ii)	Potential Holders may submit to a Dealer offers to purchase Series K Preferred Shares, provided that the Current Dividend Rate for the next succeeding Dividend Period shall not be less than the rate per annum specified by such Potential Holder.

The communication to a Dealer of the information referred to in this Article 2(a) is an “Order” and, collectively, are “Orders”, and each Existing Holder and each Potential Holder placing an Order is a “Bidder” and, collectively, are “Bidders”; an Order containing the information referred to in subparagraph (i)(A) of this Article 2(a) is a “Hold Order” and, collectively, are “Hold Orders”; an Order containing the information referred to in subparagraph (i)(B) or paragraph (ii) of this Article 2(a) is a “Bid” and, collectively, are “Bids”; and an Order containing the information referred to in Subparagraph (i)(C) of this Article 2(a) is a “Sell Order” and, collectively, are ‘‘Sell Orders.”

(b)	(i) A Bid by an Existing Holder shall constitute an irrevocable offer to sell:

(A)	the number of Series K Preferred Shares specified in such Bid if the Winning Bid Rate determined on such Auction Date is less than the rate specified in such Bid; or

(B)	the specified number of Series K Preferred Shares or a lesser number to be determined as set forth in paragraph (iv) of Article 5(a) of this Part if the Winning Bid Rate determined on such Auction Date is equal to the rate specified in such Bid; or

(C)	the number of Series K Preferred Shares specified in such Bid if the rate specified in such Bid is higher than the Maximum Rate and Sufficient Clearing Bids do exist; or

(D)	a lesser number of Series K Preferred Shares to be determined as set forth in paragraph (iii) of Article 5(b) of this Part if the rate specified in such Bid is higher than the Maximum Rate and Sufficient Clearing Bids do not exist.

(ii)	A Sell Order by an Existing Holder shall constitute an irrevocable offer to sell:

(A)	the number of Series K Preferred Shares specified in such Sell Order; or

(B)	a lesser number of Series K Preferred Shares to be determined as set forth in paragraph (iii) of Article 5(b) of this Part if Sufficient Clearing Bids do not exist.

(iii)	A Bid by a Potential Holder shall constitute an irrevocable offer to purchase:

(A)	the number of Series K Preferred Shares specified in such Bid if the Winning Bid Rate determined on the applicable Auction Date is higher than the rate specified in such Bid; or

(B)	the specified number or a lesser number of Series K Preferred Shares to be determined as set forth in paragraph (v) of Article 5(a) of this Part if the Winning Bid Rate determined on such Auction Date is equal to the rate specified in such Bid; or

(C)	the specified number of Series K Preferred Shares if the rate specified in such Bid is equal to or lower than the Maximum Rate and Sufficient Clearing Bids do not exist.

3.	Submission of Orders by Dealers to the Trust Company

(a)	Each Dealer shall submit to the Trust Company in writing in accordance with its Dealer Agreement prior to the Submission Deadline on each Auction Date all Orders obtained by such Dealer and specifying with respect to each Order:

(i)	the name of the Bidder placing such Order;

(ii)	the aggregate number of Series K Preferred Shares that are the subject of the Order;

(iii)	to the extent that the Bidder is an Existing Holder, the number of Series K Preferred Shares, if any, subject to any:

(A)	Hold Order placed by such Existing Holder;

(B)	Bid placed by such Existing Holder and the rate specified in such Bid; and/or

(C)	Sell Order placed by such Existing Holder; and

(iv)	to the extent the Bidder is a Potential Holder, the rate specified in such Bid of such Potential Holder.

(b)	If any rate specified in any Bid contains more than three figures to the right of the decimal point, the Trust Company shall round such rate up to the next highest one thousandth of one percent.

(c)	If for any reason an Order or Orders covering in the aggregate all the Series K Preferred Shares held by any Existing Holder is not submitted to the Trust Company prior to the Submission Deadline, the Trust Company shall deem a Hold Order to have been submitted on behalf of such Existing Holder covering the number of Series K Preferred Shares held by such Existing Holder and not subject to Orders submitted to the Trust Company.

(d)	If one or more Orders covering in the aggregate more than the number of Series K Preferred Shares held by any Existing Holder are submitted to the Trust Company, such Orders shall be considered valid as follows and in the following order of priority:

(i)	all Hold Orders shall be considered valid, but only up to and including, in the aggregate, the number of Series K Preferred Shares held by such existing Holder, and, solely for purposes of allocating compensation among the Dealers submitting Hold Orders, if the number of Series K Preferred Shares subject to such Hold Orders exceeds the number of Series K Preferred Shares held by such Existing Holder, the number of Series K Preferred Shares subject to each such Hold Order shall be reduced pro rata to cover the number of Series K Preferred Shares held by such Existing Holder;

(ii)	(A) any Bid shall be considered valid up to and including the excess of the number of Series K Preferred Shares held by such Existing Holder over the number of Series K Preferred Shares subject to any Hold Order referred to in paragraph (i) of this Article 3(d), (B) subject to subparagraph (A) hereof, if more than one Bid with the same rate is submitted on behalf of such Existing Holder and the number of Series K Preferred Shares subject to such Bids is greater than such excess, such Bids shall be considered valid up to the amount of such excess, and, solely for purposes of allocating compensation among the Dealers submitting Bids with the same rate, the number of Series K Preferred Shares subject to each Bid with the same rate shall be reduced pro rata to cover the number of Series K Preferred Shares equal to such excess, (C) subject to subparagraph (A) hereof, if more than one Bid with different rates is submitted on behalf of such Existing Holder, such Bids shall be considered valid in the ascending order of their respective rates up to the amount of such excess, and (D) in any event, the number, if any, of such Series K Preferred Shares subject to Bids not valid under this paragraph (ii) shall be treated as the subject of a Bid by a Potential Holder; and

(iii)	all Sell Orders shall be considered valid but only up to and including in the aggregate the excess of the number of Series K Preferred Shares held by such Existing Holder over the sum of the Series K Preferred Shares subject to Hold Orders referred to in paragraph (i) of this Article 3(d) and valid Bids by Existing Holders referred to in paragraph (ii) of this Article 3(d).

(e)	If more than one Bid is submitted on behalf of any Potential Holder, each Bid submitted shall be a separate Bid with the rate therein specified.

4.	Determination of Sufficient Clearing Bids, Winning Bid Rate and Current Dividend Rate

(a)	On the Submission Deadline on each Auction Date, the Trust Company shall assemble all Orders submitted or deemed submitted to it by the Dealers (each such Order as submitted or deemed submitted by a Dealer being individually a “Submitted Hold Order”, a “Submitted Bid” or a “Submitted Sell Order”, as the case may be, or a “Submitted Order” and collectively “Submitted Hold Orders”, “Submitted Bids” or “Submitted Sell Orders”, as the case may be, or “Submitted Orders”) and shall determine:

(i)	the excess of (a) the total number of Series K Preferred Shares held by Existing Holders issued and outstanding over (b) the number of Series K Preferred Shares that are the subject of Submitted Hold Orders (such excess being the “Available Shares”);

(ii)	from the Submitted Orders, whether:

(A)	the number of Series K Preferred Shares that are the subject of Submitted Bids by Potential Holders specifying one or more rates equal to or lower than the Maximum Rate;

exceeds or is equal to the sum of:

(B) (I)	the number of Series K Preferred Shares that are the subject of Submitted Bids by Existing Holders specifying one or more rates higher than the Maximum Rate; and

(II)	the number of Series K Preferred Shares that are the subject of Submitted Sell Orders;

(if such excess or equality exists (other than because all of the Series K Preferred Shares are the subject of Submitted Hold Orders), then such Submitted Bids in subparagraph (A) hereof shall be “Sufficient Clearing Bids”); and

(iii)	if Sufficient Clearing Bids exist, the lowest rate specified in the Submitted Bids which if the Trust Company accepted:

(A) (I)	each Submitted Bid from Existing Holders specifying that lowest rate, and

(II)	all other Submitted Bids from Existing Holders specifying lower rates, thus entitling those Existing Holders to continue to hold the Series K Preferred Shares that are the subject of those Submitted Bids; and

(B) (I)	each Submitted Bid from Potential Holders specifying that lowest rate, and

(II)	all other submitted Bids from Potential Holders specifying lower rates, thus entitling those Potential Holders to purchase the Series K Preferred Shares that are the subject of those Submitted Bids;

would result in such Existing Holders described in subparagraph (A) hereof continuing to hold an aggregate number of Series K Preferred Shares which, when added to the aggregate number of Series K Preferred Shares to be purchased by such Potential Holders described in subparagraph (B) hereof, would equal not less than the number of Available Shares. This lowest rate is the “Winning Bid Rate.”

(b)	Promptly after the Trust Company has made the determinations pursuant to Article 4(a) of this Part, the Trust Company shall advise the Corporation of the Bankers’ Acceptance Rate and, based on such determinations, of the dividend rate applicable to the Series K Preferred Shares for the next succeeding Dividend Period (the “Current Dividend Rate”) as follows:

(i)	if Sufficient Clearing Bids exist, that the Current Dividend Rate for the next succeeding Dividend Period shall be equal to the Winning Bid Rate so determined;

(ii)	if Sufficient Clearing Bids do not exist (other than because all of the Series K Preferred Shares are the subject of Submitted Hold Orders), that the Current Dividend Rate for the next succeeding Dividend Period shall be equal to the Maximum Rate; or

(iii)	if all of the Series K Preferred Shares are the subject of Submitted Hold Orders, that the Current Dividend Rate for the next succeeding Dividend Period shall be equal to 50% of the Bankers’ Acceptance Rate.

5.	Acceptance and Rejection of Submitted Bids and Submitted Sell Orders and Allocation of Shares

Based on the determinations made pursuant to Article 4(a) of this Part, the Submitted Bids and Submitted Sell Orders shall be accepted or rejected and the Trust Company shall take such other action as set forth below:

(a)	If Sufficient Clearing Bids have been made, subject to the provisions of Articles 5(c) and 5(d) of this Part, Submitted Bids and Submitted Sell Orders shall be accepted and rejected in the following order of priority and all other Submitted Bids shall be rejected:

(i)	(A) the Submitted Sell Order of each Existing Holder shall be accepted and (B) the Submitted Bid of each Existing Holder specifying any rate that is higher than the Winning Bid Rate shall be rejected, thus requiring each such Existing Holder to sell the Series K Preferred Shares that are the subject of such Submitted Sell Order and such Submitted Bid;

(ii)	the Submitted Bid of each Existing. Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the Series K Preferred Shares that are the subject of such Submitted Bid;

(iii)	the Submitted Bid of each Potential Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus requiring each such Potential Holder to purchase the Series K Preferred Shares that are the subject of such Submitted Bid;

(iv)	the Submitted Bid of each Existing Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the Series K Preferred Shares that are the subject of such Submitted Bid, unless the number of Series K Preferred Shares subject to all such Submitted Bids is greater than the total number of Available Shares minus the number of Series K Preferred Shares subject to Submitted Bids described in paragraphs (ii) and (iii) of this Article 5(a) (the “Remaining Shares”). In this event, the Submitted Bids of each such Existing Holder described in this paragraph (iv) shall be rejected and each such Existing Holder shall be required to sell Series K Preferred Shares, but only in an amount equal to the difference between (A) the number of Series K Preferred Shares then held by such Existing Holder subject to such Submitted Bid and (B) the number of Series K Preferred Shares obtained by multiplying (x) the number of Remaining Shares by (y) a fraction, the numerator of which shall be the number of

Series K Preferred Share held by such Existing Holder subject to such Submitted Bid, and the denominator of which shall be the sum of the number of Series K Preferred Shares subject to such Submitted Bids made by all such Existing Holders who specified a rate equal to the Winning Bid Rate; and

(v)	the Submitted Bid of each Potential Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted but only in an amount equal to the number of Series K Preferred Shares obtained by multiplying (A) the difference between the total number of Available Shares and the number of Series K Preferred Shares subject to Submitted Bids described in paragraphs (ii), (iii) and (iv) of this Article 5(a) by (B) a fraction, the numerator of which shall be the number of Series K Preferred Shares subject to such Submitted Bid and the denominator of which shall be the sum of the number of Series K Preferred Shares subject to such Submitted Bids made by all Potential Holders who specified rates equal to the Winning Bid Rate;

(b)	If Sufficient Clearing Bids have not been made (other than because all of the Series K Preferred Shares are subject to Submitted Hold Orders), subject to the provisions of Articles 5(c) and 5(d) of this Part, Submitted Bids and Submitted Sell Orders shall be accepted or rejected in the following order of priority and all other Submitted Bids shall be rejected.

(i)	the Submitted Bid of each Existing Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus entitling that Existing Holder to continue to hold the Series K Preferred Shares that are the subject of such Submitted Bid;

(ii)	the Submitted Bid of each Potential Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus requiring such Potential Holder to purchase the Series K Preferred Shares that are the subject of such Submitted Bid; and

(iii)	the Submitted Bid of each Existing Holder specifying any rate that is higher than the Maximum Rate shall be rejected and the Submitted Sell Order of each Existing Holder shall be accepted, in both cases only in an amount equal to the difference between (A) the number of Series K Preferred Shares then held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order and (B) the number of Series K Preferred Shares obtained by multiplying (x) the difference between the total number of Available Shares and the aggregate number of Series K Preferred Shares subject to Submitted Bids described in paragraphs (i) and (ii) of this Article 5(b) by (y) a fraction, the numerator of which shall be the number of Series K Preferred Shares held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order and the denominator of which shall be the number of Series K Preferred Shares subject to all such Submitted Bids and Submitted Sell Orders;

(c)	If, as a result of the procedures described in Articles 5(a) or 5(b) of this Part, any Existing Holder would be entitled or required to sell, or any Potential Holder would be entitled or required to purchase, a fraction of a Series K Preferred Share on any Auction Date, the Trust Company shall, in such manner as it shall determine in its sole discretion, round up or down the number of Series K Preferred Shares to be purchased or sold by any Existing Holder or Potential Holder on such Auction Date so that the number of shares purchased or sold by each Existing Holder or Potential Holder on such Auction Date so that the number of shares purchased or sold by each Existing Holder or Potential Holder shall be whole Series K Preferred Shares;

(d)	If, as a result of the procedures described in Article 5(a) of this Part, any Potential Holder would be entitled or required to purchase a fraction of a Series K Preferred Share on any Auction Date, the Trust Company shall, in such manner as it shall determine in its sole discretion, allocate shares for purchase among Potential Holders so that only whole Series K Preferred Shares are purchased on such Auction Date by any Potential Holder, even if such allocation results in one or more of such Potential Holders not purchasing Series K Preferred Shares on such Auction Date; and

(e)	Based on the results of each Auction, the Trust Company shall determine to which Potential Holder or Potential Holders purchasing Series K Preferred Shares an Existing Holder or Existing Holders shall sell Series K Preferred Shares being sold by such Existing Holder or Existing Holders.

6.	Miscellaneous

In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part, the Board of Directors of the Corporation (or any person or persons designated by the Board of Directors) may, in such manner as they shall determine in their sole discretion, interpret such procedures in order to deal with any such inconsistency, ambiguity or uncertainty.

7.	Headings of Sections

The headings of the various sections in this Part are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

Brookfield Office Properties Inc. (the “Corporation”)

Number and Designation of and Rights, Privileges, Restrictions and Conditions

Attaching to the Class AAA Preference Shares, Series Y

The twenty-fifth series of Class AAA Preference Shares shall consist of 2,847,711 Class AAA Preference Shares which shall be designated as Class AAA Preference Shares, Series Y which replace the “Cumulative Redeemable Preferred Shares Series M” of BPO Properties Ltd. (the Class AAA Preference Shares, Series Y shall Hereinafter be referred to as the “Series M Preferred Shares”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class AAA Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Dividends

l.l	The holders of the Series M Preferred Shares shall be entitled to receive as and when declared by the Board of Directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends as follows:

(i)	an initial dividend (the “Initial Dividend”) in respect of the period from and including the date of initial issue of the Series M Preferred Shares to but excluding May 14,1987 (the “Initial Dividend Period”), payable on May 14, 1987 (the “Initial Dividend Payment Date”) in an amount per Series M Preferred Share equal to the amount obtained (rounded to five decimal places) when

(A)	$25 multiplied by 7.84%

is multiplied by

(B)	the number of days in the Initial Dividend Period divided by 365;

and

(ii)	dividends payable quarterly (the “Quarterly Dividends”) on the 14th day of each of the months of February, May, August and November in each year (the “Dividend Payment Dates”) commencing with August 14, 1987 in respect of the period from and including the immediately preceding Dividend Payment Date to but excluding the next succeeding Dividend Payment Date in an amount per Series M Preferred Share calculated in accordance with clause 1.2 hereof.

Dividends shall accrue on a day-to-day basis.

1.2	The Quarterly Dividend to be paid per Series M Preferred Share on any Dividend Payment Date shall be the amount obtained when the Quarterly Dividend Rate is multiplied by $25.00.

For the purpose of the calculation of Quarterly Dividends on the Series M Preferred Shares on any Dividend Payment Date:

(i)	“Quarterly Dividend Rate” means

(A)	1.96%, in the case of dividends payable on or before November 14, 1990; and

(B)	one-quarter of seventy percent (70%) of the Average Prime Rate for the three calendar months ending on the last day of the calendar quarter prior to the month during which the Dividend Payment Date for which the determination is being made falls, in the case of dividends payable after November 14, 1990.

(ii)	“Banks” means The Toronto-Dominion Bank and Bank of Montreal collectively, and the term “Bank” means one of the Banks and, for the purposes of this definition, “Banks” shall include any bank with which one or more of such Banks may merge and any bank which may become a successor to the business of one of such Banks.

(iii)	“Daily Prime Rate” means, for either Bank, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest on Canadian dollar loans to customers in Canada and designated by such Bank as its prime rate.

(iv)	“Average Daily Prime Rate” means, for any day, the arithmetic average, rounded to the nearest one-one hundredth of one percent (0.01%), of the Daily Prime Rates of the Banks on such day; provided that, if on such day there shall be no Daily Prime Rate for one (but not both) of the Banks, the Average Daily Prime Rate for such day shall be the Daily Prime Rate of the other of such Banks and further provided that if on such day there shall be no Daily Prime Rate for either of the Banks, the Average Daily Prime Rate for such day shall be 1.50% above the average yield per annum on 91 day Government of Canada Treasury Bills as reported by the Bank of Canada for the weekly tender immediately preceding such day.

(v)	“Average Prime Rate” means, for any period, the arithmetic average (rounded to the nearest one-one-hundredth of one percent (0.01%)) of the Average Daily Prime Rate for each day during such period.

In any case where dividends are payable for a period (the “Dividend Payment Period”) that ends on a date other than the day immediately preceding the Initial

Dividend Payment Date or a Dividend Payment Date, dividends shall be paid in the amount per Series M Preferred Share obtained when

(i)	$25.00 multiplied by seventh percent (70%) of the Average Prime Rate for the period of ninety days ending on a date which is 45 days before the end of such Dividend Payment Period,

is multiplied by

(ii)	the number of days in such Dividend Payment Period divided by 365.

1.3	Payment of any dividends may be made by cheque of the Corporation or its paying agent and such payment shall be a full and complete discharge of the Corporation’s obligation to pay the dividends unless the cheque is not honoured when presented for payment. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable may be reclaimed and used by the Corporation for its own purposes.

1.4	If on any Dividend Payment Date, the dividend payable on such date is not paid in full on all the Series M Preferred Shares then issued and outstanding, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates determined by Board of Directors of the Corporation on which the Corporation shall have sufficient moneys or property properly applicable to the payment of the same. The holders of Series M Preferred Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

2.	Information and Voting Rights

The holders of the Series M Preferred Shares shall be entitled to receive all financial statements and other information sent by the Corporation to the holders of its Common Shares but they shall not, as such, except as expressly provided herein, have the right to receive notice of, or to attend or to vote at any meetings of shareholders of the Corporation unless the Corporation shall have failed to pay in the aggregate eight Quarterly Dividends (which term, for the purposes of this clause (2), shall include the Initial Dividend) on the Series M Preferred Shares in which case, and so long thereafter as any dividends on the Series M Preferred Shares continue to be in arrears, the holders of the Series M Preferred Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series but shall have no vote thereat, and shall be entitled, voting separately as a class together with all other holders of Series G, J, K, M and N Preferred Shares having such right, to elect two members of the Board of Directors of the Corporation and for such purpose the holders of the Series M Preferred Shares shall have one vote for each Series M Preferred Share held.

Notwithstanding anything contained in the articles or by-laws of the Corporation, the term of office of all persons who may be directors of the Corporation at any time when the right to elect directors shall accrue to the holders of the Series M Preferred Shares as provided in this clause, or who may be appointed as directors after such right shall have accrued and before a meeting of shareholders shall have been held, shall terminate upon the election of new directors at the next annual meeting of shareholders or at a general meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than 21 days’ notice. Any such general meeting shall be called by the Secretary of the Corporation upon the written request of the holders of at least 10% of the outstanding Series M Preferred Shares and in default of the calling of such general meeting by the Secretary within 5 days after the making of such request it may be called by any holder of Series M Preferred Shares.

Any vacancy occurring among members of the Board of Directors elected to represent the holders of Series G, J, K, M and N Preferred Shares in accordance with the foregoing provisions of this clause may be filled by the Board of Directors with the consent and approval of the remaining director elected to represent the holders of Series G, J, K, M and N Preferred Shares but if there be no such remaining director the Board of Directors may elect two holders of Series G, J, K, M and N Preferred Shares to fill the vacancy or vacancies. Whether or not such vacancies are so filled by the Board of Directors, the holders of at least 10% of the outstanding Series M Preferred Shares shall have the right to require the Secretary of the Corporation to call a meeting of the holders of Series G, J, K, M and N Preferred Shares for the purpose of filling the vacancies or replacing all or any of the persons filling such vacancies who have been appointed by the directors when there is no director in office who has been elected to represent the holders of Series G, J, K, M and N Preferred Shares and the provisions set forth in the immediately preceding paragraph shall apply in respect of the calling of such meeting.

Notwithstanding anything contained in the articles or by-laws of the Corporation, the term of office of the directors elected by the holders of Series G, J, K, M and N Preferred Shares shall terminate forthwith when all arrears of dividends have been paid on the Series G, J, K, M and N Preferred Shares then outstanding and the vacancies thereby created may be filled by the remaining directors of the Corporation.

3.	Purchase for Cancellation

Subject to the provisions of the Canada Business Corporations Act and other laws governing the Corporation, as now existing or hereafter amended, (such laws being hereinafter referred to as the “Act”) and the articles of the Corporation, the Corporation may at any time or times purchase (if obtainable) the whole or any part of the outstanding Series M Preferred Shares either on the open market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders to all the holders of record of Series M Preferred Shares outstanding or in any other manner, at the lowest price or prices at which, in the opinion of the directors of the Corporation, such shares are then obtainable but not exceeding $25.00 per share together, in each case, with an amount equal to all accrued and unpaid dividends thereon up to the date of purchase which, for greater certainty, shall include dividends calculated in accordance with clause (1) during the period from and including the immediately preceding Dividend Payment Date (which term shall, for the purposes of this clause, include the Initial Dividend Payment Date) to but excluding the date of purchase, and the costs of purchase.

In the case of purchase of Series M Preferred Shares by tender, the Corporation shall give notice of its intention to invite tenders to all the holders of the Series M Preferred Shares by giving notice of such invitation to each holder of Series M Preferred Shares in accordance with the provisions from time to time of the by-laws of the Corporation respecting notice to shareholders. If upon any invitation for tenders under the provisions of this clause (3), the Corporation shall receive tenders of Series M Preferred Shares at the same price, which shares when added to any Series M Preferred Shares tendered at a lower price or prices aggregate a number greater than the number for which the Corporation is prepared to accept tenders, the Series M Preferred Shares so tendered at the same price which the Corporation determines to purchase shall be purchased as nearly as may be pro rata (disregarding fractions) in proportion to the total number of Series M Preferred Shares so tendered by each of the holders of Series M Preferred Shares who submitted tenders at such price. Any Series M Preferred Shares so purchased shall be cancelled and not reissued. If part only of the Series M Preferred Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

4.	Redemption at the Option of the Corporation

Series M Preferred Shares shall not be redeemable at the option of the Corporation prior to March 4, 1991. Subject to the provisions of the Act and the Articles of the Corporation, the Corporation may, upon giving notice as hereinafter provided, at any time on or after March 4, 1991, redeem the whole or from time to time any part of the then outstanding Series M Preferred Shares on payment for each share to be redeemed of a price of $25.00 together, in each case, with an amount equal to all accrued and unpaid dividends thereon to but excluding the date fixed for redemption, which, for greater certainty, shall include dividends calculated in accordance with clause (1) hereof during the period from and including the immediately preceding Dividend Payment Date to but excluding the date fixed for redemption, (the whole constituting and being herein referred to as the “Redemption Price”). If the Corporation desires to redeem only part of the Series M Preferred Shares, the Series M Preferred Shares to be redeemed shall be selected by lot in single shares or in units of 10 shares or less in such manner as the Board of Directors of the Corporation may determine or pro rata disregarding fractions.

Any Series M Preferred Shares which are so redeemed shall be cancelled and not reissued.

5.	Manner of Redemption

In the case of any redemption of Series M Preferred Shares pursuant to clause (4) hereof, the Corporation shall, at least 30 days before the date specified for redemption, give notice in writing to each person who at the date of the giving of such notice is the registered holder of Series M Preferred Shares to be redeemed, of the intention of the Corporation to redeem such Series M Preferred Shares. Any such notice shall be validly and effectively given on the date it is delivered to the holder of Series M Preferred Shares for whom it is intended or is sent by prepaid first class mail addressed to such holder at his address as it appears on the books of the Corporation, or in the event of the address of such holder not so appearing, then to the address of such holder last known to the Corporation, provided however, that the accidental failure or omission to give such notice as aforesaid to one or more holders shall not affect the validity of the redemption, but upon the failure or omission being discovered, notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the date (the “Redemption Date”) on which the redemption is to take place, the Redemption Price and, unless all the Series M Preferred Shares held by the holder to whom it is addressed are to be redeemed, the number of Series M Preferred Shares so held which are to be redeemed. On and after the Redemption Date, the Corporation shall pay or cause to be paid to the holders of the Series M Preferred Shares so called for redemption the Redemption Price therefor on presentation and delivery, at the registered office of the Corporation or at such other place or places within Canada designated in such notice, of the certificate or certificates representing the Series M Preferred Shares so called for redemption. Payment of the Redemption Price shall be made by cheque of the Corporation or its paying agent and such payment shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to the holders of Series M Preferred Shares so called for redemption unless the cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Series M Preferred Shares called for redemption shall not be entitled to exercise any of the rights of holders of Series M Preferred Shares in respect of such shares except the right to receive the Redemption Price therefor, provided that if payment of such Redemption Price is not duly made by or on behalf of the Corporation in accordance with the provisions hereof, then the rights of such holders shall remain unaffected. If part only of the Series M Preferred Shares represented by any certificate shall be redeemed, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

The Corporation shall have the right, at any time after giving notice of its intention to redeem any Series M Preferred Shares, to deposit the aggregate Redemption Price of the Series M Preferred Shares so called for redemption or of such of the Series M Preferred Shares represented by certificates as have not at the date of such deposit been delivered by the holders thereof in connection with such redemption, in a special account in any chartered bank or any trust company in Canada (including any affiliate of the Corporation) to be paid without interest to or to the order of the respective holders of the Series M Preferred Shares called for redemption, upon presentation and delivery to such bank or trust company of the certificates representing such Series M Preferred Shares. Upon such deposit being made or upon the Redemption Date, whichever is the later, the Series M Preferred Shares in respect whereof such deposit shall have been made, shall be and shall be deemed to be redeemed and the rights of the holders thereof after such deposit or the Redemption Date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited upon presentation and delivery of the certificates representing the Series M Preferred Shares held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation. Redemption moneys in respect of any Redemption Date held on deposit to a special account for a period of three years from the applicable Redemption Date may be returned to the Corporation. Redemption moneys which remain unclaimed (including moneys returned to the Corporation from a special account after three years) for a period of six years from the Redemption Date may be reclaimed and used by the Corporation for its own purposes.

6.	Restrictions on Dividends, Retirement and Issue of Shares

Subject to the provisions of the Act, as long as any Series M Preferred Shares are outstanding, the Corporation shall not, without prior approval of the holders of such outstanding Series M Preferred Shares given in the manner hereinafter specified:

(a)	declare or pay or set apart for payment any dividends on the Common Shares or on shares of any other class of the Corporation ranking as to dividends junior to the Series M Preferred Shares (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Series M Preferred Shares); or

(b)	except out of the net cash proceeds of a substantially concurrent issue of share ranking as to capital and dividends junior to the Series M Preferred Shares redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of the Common Shares or shares of any other class of the Corporation ranking as to capital junior to the Series M Preferred Shares; or

(c)	redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all of the Series M Preferred Shares; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of any shares of any other class or series of the Corporation ranking as to capital pari passu with the Series M Preferred Shares; or

(e)	issue any additional Class AAA preference Shares (other than pursuant to the exercise of existing rights to convert outstanding shares of the Corporation into Class AAA Preference Shares of an existing series) or any shares ranking as to dividends or capital prior to or pari passu with the Class AAA Preference Shares;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption or purchase or reduction or return of capital, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Series M Preferred Shares and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or pari passu with the Series M Preferred Shares.

7.	Liquidation, Dissolution and Winding-Up

In the event of liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Series M Preferred Shares shall be entitled to be paid and to receive $25.00 per share plus an amount equal to all accrued and unpaid dividends thereon up to the date of payment, which for greater certainty, shall include dividends calculated in accordance with clause (1) during the period from and including the immediately preceding Dividend Payment Date (which term shall, for the purposes of this clause, include the Initial Dividend Payment Date) to but excluding the date of payment before any amount shall be paid or any assets of the Corporation shall be distributed to the holders of the Common Shares or of shares of any other class of the Corporation ranking as to capital junior to the Series M Preferred Shares. Upon payment to the holders of the Series M Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

(8)	Interpretation

In the event that any date on which any dividend on Series M Preferred Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

For the purposes of these share provisions, “Business Day” means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation’s registered office is located.

In the event, of the non-receipt of a cheque by the holder of Series M Preferred Shares entitled to such cheque, or the loss or destruction thereof, the Corporation, upon being furnished with reasonable evidence of such non receipt, loss or destruction and indemnity reasonably satisfactory to the Corporation, shall issue to such holder a replacement cheque for the amount of such cheque.

(9)	Mail Service Disruption

If the directors of the Corporation determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to the holder of any Series M Preferred Share, whether in connection with the redemption of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)	give such notice by means of publication once in each of two successive weeks in one daily English language newspaper of general circulation published in each of the Provinces of Canada and once in a daily French language newspaper of general circulation published in Montreal and notice so published shall be deemed to have been given on the date on which the first publication has taken place in the last of the Provinces of Canada;

(b)	fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the Transfer Agent for the Series M Preferred Shares at its principal offices in the cities of Vancouver, Calgary, Regina, Winnipeg, Toronto, Montreal and Halifax, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the directors of the Corporation determine that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such certificate.

(10)	Amendment

Subject to the exception provided for in this clause (10), the provisions contained in clauses (1) to (11) both inclusive (including this clause) attaching to the Series M Preferred Shares or any of them may be deleted, varied, modified, amended or amplified by Articles of Amendment but only with the prior approval of the holders of the Series M Preferred Shares given in accordance with clause (11) hereof, in addition to any vote, authorization, confirmation or approval required by the Act. After November 14, 1990 holders of Series M Preferred Shares will not be entitled to vote separately as a series, nor shall such holders be entitled to dissent upon a proposal to amend the articles of the Corporation to reclassify and change the Series M Preferred Shares as and into $25.00 Floating Rate Cumulative Redeemable Preferred Shares Series J (“Series J Preferred Shares”) provided that such proposal provides that the Series M Preferred Shares are to be reclassified and changed as and into Series J Preferred Shares on a one-for-one basis and the rights, privileges, restrictions and conditions attaching Jo the Series J Preferred Shares at such time are identical to the rights, privileges, restrictions and conditions attaching to the Series J Preferred Shares on the date hereof and the Series J Preferred Shares are otherwise as constituted on the date hereof.

(11)	Approval of Holders of Series M Preferred Shares

The approval of the holders of Series M Preferred Shares required as to any and all matters referred to herein (in addition to or as distinct from any vote, authorization, confirmation or approval required by the Act) may be given by an instrument or instruments in writing signed by the holders of all of the issued and outstanding Series M Preferred Shares or by a resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Series M Preferred Shares duly called for that purpose and held in accordance with the provisions of clause (4) of the provisions attaching to the Class AAA Preference Shares as a class, mutatis mutandis, with Series M Preferred Shares having one vote for such purposes for each Series M Preferred Share held.

Brookfield Office Properties Inc. (the “Corporation”)

Number and Designation of and Rights, Privileges, Restrictions and Conditions

Attaching to the Class AAA Preference Shares, Series Z

The twenty-sixth series of Class AAA Preference Shares shall consist of 800,000 shares designated Class AAA Preference Shares, Series Z which replace the “Cumulative Perpetual Preferred Shares Series N” of BPO Properties Ltd. (the Class AAA Preference Shares, Series Z shall hereinafter be referred to as the “Series N Preferred Shares”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class AAA Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

I.	PART I

All terms used in Part I of these provisions respecting the Series N Preferred Shares which are defined in Part II hereof have the meaning ascribed to them in Part II hereof:

1.	Payment of Dividends

(a)	For the Initial Five Year Term, the holders of Series N Preferred Shares shall be entitled to receive and the Corporation Shall pay thereon, as and when declared by the Board of Directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends in an amount determined in accordance with sections I.2.(a) hereof payable on the Dividend Payment Dates in each year, the first of which dividends shall be paid on May 14, 1989 and the last of which dividends shall be paid on May 14, 1994.

(b)	After the expiry of the Initial Five Year Term, for each Dividend Period falling within a Corporation Determined Term, the holders of Series N Preferred Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the Board of Directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, quarterly cumulative preferential cash dividends in an amount determined in accordance with section I.2.(b) hereof payable, with respect to each such Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period.

(c)	After the expiry of the Initial Five Year Term, for each Dividend Period falling within a Dealer Determined Term, the holders of Series N Preferred Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the Board of Directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, quarterly cumulative preferential cash dividends in an amount determined in accordance with section I.2.(c) hereof payable, with respect to each such Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period.

(d)	After the expiry of the Initial Five Year Term, for each Auction Dividend Period falling within an Auction Term, the holders of Series N Preferred Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the Board of Directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, monthly cumulative preferential cash dividends in an amount determined in accordance with section I.2.(d) hereof payable, with respect to each such Auction Dividend Period, on the Auction Dividend Payment Date immediately following the end of such Auction Dividend Period.

The Corporation shall pay such dividends on the Series N Preferred Shares to the holders of record thereof at the close of business on the sixth Business Day immediately preceding the relevant Dividend Payment Date or Auction Dividend Payment Date (as applicable). Payment of any dividends may be made by cheque of the Corporation or its paying agent and such payment shall be a full and complete discharge of the Corporation’s obligation to pay the dividends unless the cheque is not honoured when presented for payment.

Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable may be reclaimed and used by the Corporation for its own purposes.

2.	Amount of Dividends

(a)	The dividend to be paid on each Series N Preferred Share during the Initial Five Year Term shall be the amount of $1.9625 per annum payable in equal quarterly instalments of $0.490625 on each Dividend Payment Date except the first dividend which shall be payable on May 14, 1989 and shall be in the amount of $1.9625 multiplied by a fraction of which the numerator is the number of days from and including the date of issue of the Series N Preferred Shares to but excluding the first Dividend Payment Date and the denominator is 365.

(b)	Subject to section I.2,(e) hereof, after the expiry of the Initial Five Year Term, for each Dividend Period included within a Corporation Determined Term, the dividend to be paid on each Series N Preferred Share on the Dividend Payment Date immediately following the end of such Dividend Period shall be the amount obtained by multiplying $25.00 by the Corporation Determined Quarterly Dividend Rate for such Dividend Period.

(c)	Subject to section I.2.(e) hereof, after the expiry of the initial Five Year Term, for each Dividend Period included within a Dealer Determined Term, the dividend to be paid on each Series N Preferred Share on the Dividend Payment Date immediately following the end of such Dividend Period shall be the amount obtained by multiplying $25.00 by the Dealer Determined Quarterly Dividend Rate for such Dividend Period.

(d)	After the expiry of the Initial Five Tear Term, for each Auction Dividend Period included within an Auction Term, the dividend to be paid on each Series N Preferred Share on the Auction Dividend Payment Date immediately following the end of such Auction Dividend Period shall be determined as follows:

(i)	on the Auction Dividend Payment Date immediately following the end of the first Auction Dividend Period during any Auction Term, the dividend to be paid on each Series N Preferred Share be the amount which is the product of (1) $25.00, (2) 75% of the Bankers’ Acceptance Rate (as defined in section V.1. (d) hereof) determined as of the first Business Day of such Auction Dividend Period and (3) the number of days in the first Auction Dividend Period, divided by 365; and

(ii)	on the Auction Dividend Payment Dates immediately following the end of the second and subsequent Auction Dividend Periods during any Auction Term, the dividend to be paid on each Series N Preferred Share shall be the amount which is the product of (1) $25.00, (2) the Current Dividend Rate for each such Auction Dividend Period as determined on the Auction Date immediately prior to the beginning of such Auction Dividend Period and (3) the number of days in such Auction Dividend Period, divided by 365.

(e)	After the expiry of the Initial Five Year Term, for the first Dividend Period included within a Corporation Determined Term or a Dealer Determined Term, in either case immediately following an Auction Term, the dividend to be paid on each Series N Preferred Share on the Dividend Payment Date immediately following the end of such Dividend Period shall be the product of (1) $25.00, (2) four times the Corporation Determined Quarterly Dividend Rate or the Dealer Determined Quarterly Dividend Rate, as the case may be, for such Dividend Period and (3) the number of days in such Dividend Period, divided by 365.

(f)	If, for any reason, the dividend rate applicable hereunder is, in respect of any particular day, not determined or not determinable in accordance with the provisions hereof, the rate applicable in respect of such day shall be the Bankers’ Acceptance Rate (as defined in section V.1.(d) hereof) on such day plus 0.40%.

3.	Cumulative Dividends

If on any Dividend Payment Date or Auction Dividend Payment Date the dividends accrued to such date are not paid in full on all Series N Preferred Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Board of Directors of the Corporation on which the Corporation shall have sufficient moneys properly applicable to the payment of such dividends. The holders of Series N Preferred Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

4.	Redemption at the Option of the Corporation

The Series N Preferred Shares shall not be redeemable at the option of the Corporation prior to the end of the Initial Five Year Term. Subject to the provisions of the Canada Business Corporations Act and other laws governing the Corporation, as now existing or hereafter amended (such laws being hereinafter referred to as the “Act”) and the articles of the Corporation, the Corporation may, upon giving notice as hereinafter provided, at any time on or after the end of the Initial Five Year Term, redeem the whole or from time to time any part of the then outstanding Series N Preferred Shares on payment for each share to be redeemed of a price of $25.00 together, in each case, with an amount equal to all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (the whole constituting and being herein referred to as the “Redemption Price”). If the Corporation desires to redeem only part of the Series N Preferred Shares, the Series N Preferred Shares to be redeemed shall be selected by lot in single shares or in units of 10 shares or less in such manner as the Board of Directors of the Corporation may determine or pro rata disregarding fractions.

Any Series N Preferred Shares which are so redeemed shall be cancelled and not reissued.

5.	Manner of Redemption

In the case of any redemption of Series N Preferred Shares pursuant to section I.4 hereof, the Corporation shall, at least 30 (or, in the case of notice given during an Auction Term, 12) days before the date specified for redemption, give notice in writing to each person who at the date of the giving of such notice is the registered holder of Series N Preferred Shares to be redeemed of the intention of the Corporation to redeem such Series N Preferred Shares. Such notice shall set out the date (the “Redemption Date”) on which the redemption is to take place (which date may not be a day during an Auction Term other than a Settlement Date), the Redemption Price and, unless all the Series N Preferred Shares held by the holder to whom it is addressed are to be redeemed, the number of Series N Preferred Shares so held which are to be redeemed. On and after the Redemption Date, the Corporation shall pay or cause to be paid to the holders of the Series N Preferred Shares so called for redemption the Redemption Price therefor on presentation and delivery, at the registered office of the Corporation or at such other place or places within Canada designated in such notice, of the certificate or certificates representing the Series N Preferred Share so called for redemption. Payment of the Redemption Price shall be made by cheque of the Corporation or its paying agent and such payment shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to the holders of Series N Preferred Shares so called for redemption unless the cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Series N Preferred Shares called for redemption shall not be entitled to exercise any of the rights of holders of Series N Preferred Shares in respect of such shares except the right to receive the Redemption Price therefor, provided that if payment of such Redemption Price is not duly made by or on behalf of the Corporation in accordance with the provisions hereof, then the rights of such holders shall remain unaffected. If part only of Series N Preferred Shares represented by any certificate shall be redeemed a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

The Corporation shall have the right, at any time after giving notice of its intention to redeem any Series N Preferred Shares, to deposit the aggregate Redemption Price of the Series N Preferred Shares so called for redemption; or of such of the Series N Preferred Shares represented by certificates as have not at the date of such deposit been delivered by the holders thereof in connection with such redemption, in a special account in any chartered bank or any trust company in Canada (including any affiliate of the Corporation) to be paid without interest to or to the order of the respective holders of the Series N Preferred Shares called for redemption, upon presentation and delivery to such bank or trust company of the certificates representing such Series N Preferred Shares. Upon such deposit being made or upon the Redemption Date, whichever is the later, the Series N Preferred Shares in respect whereof such deposit shall have been made shall be and shall be deemed to be redeemed and the rights of the holders thereof after such deposit or the Redemption Date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited upon presentation and delivery of the certificates representing the Series N Preferred Shares held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation. Redemption moneys in respect of any Redemption Date held on deposit to a special account for a period of three years from the applicable Redemption Date may be returned to the Corporation. Redemption moneys which remain unclaimed (including moneys returned to the Corporation from a special account after three years) for a period of six years from the Redemption Date may be reclaimed and used by the Corporation for its own purposes.

6.	Purchase for Cancellation

Subject to the provisions of the Act and the articles of the Corporation, the Corporation may at any time or times purchase (if obtainable) the whole or any part of the outstanding Series N Preferred Shares by invitation for tenders to all the holders of record of Series N Preferred Shares outstanding at the lowest price or prices at which, in the opinion of the Board of Directors of the Corporation, such shares are then obtainable but not exceeding $25.00 per share together, in each case, with an amount equal to all accrued and unpaid dividends thereon up to but excluding the date of purchase, and the costs of purchase.

The Corporation shall give notice of its intention to invite tenders to all holders of Series N Preferred Shares by giving notice of such invitation to each holder of Series N Preferred Shares in accordance with the provisions from time to time of the by-laws of the Corporation respecting notice to shareholders. If, upon any invitation for tenders under the provisions of section I.6, the Corporation shall receive tenders of Series N Preferred Shares at the same price, which shares when added to any Series N Preferred Shares tendered at a lower price or prices aggregate a number greater than the number for which the Corporation is prepared to accept tenders, the Series N Preferred Shares so tendered at the same price which the Corporation determines to purchase shall be purchased as nearly as may be pro rata (disregarding fractions) in proportion to the total number of Series N Preferred Shares so tendered by each of the holders of Series N Preferred Shares who submitted tenders at such price. Any Series N Preferred Shares so purchased shall be cancelled and not reissued. If part only of the Series N Preferred Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

7.	Restriction on Dividends and Retirement or Issue of Shares

Subject to the provisions of the Act, as long as any Series N Preferred Shares are outstanding, the Corporation shall not, without the prior approval of the holders of such outstanding Series N Preferred Shares given in the manner hereinafter specified:

(a)	declare or pay or set apart for payment any dividends on the Common Shares or on shares of any other class of the Corporation ranking as to dividends junior to the Series N Preferred Shares (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Series N Preferred Shares); or

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series N Preferred Shares, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of the common shares or shares of any other class of the Corporation ranking as to capital junior to the Series N Preferred Shares; or

(c)	redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all of the Series N Preferred Shares: or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of any shares of any other class or series of the Corporation ranking as to capital pari passu with the Series N Preferred Shares; or

(e)	issue any additional Class AAA Preference Shares (other than pursuant to the exercise of existing rights to convert outstanding shares of the Corporation into Class AAA Preference Shares of an existing series) or any shares ranking as to dividends or capital prior to or pari passu with the Class AAA Preference Shares, unless, at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase, reduction, return of capital or issue, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Series N Preferred Shares and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or pari passu with the Series N Preferred Shares.

8.	Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution or assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of Series N Preferred Shares shall be entitled to be paid and to receive $25.00 per share plus an amount equal to all accrued and unpaid dividends thereon before any amount shall be paid or any assets of the Corporation shall be distributed to the holders of the Common Shares or of shares of any other class of the Corporation ranking as to capital junior to the Series N Preferred Shares. Upon payment to the holders of Series N Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

9.	Information and Voting Rights

The holders of Series N Preferred Shares shall be entitled to receive all financial statements and other information sent by the Corporation to the holders of its Common Shares but they shall not, as such, except as expressly provided herein, have the right to receive notice of, or to attend or to vote at, any meetings of shareholders of the Corporation unless the Corporation shall have failed to pay in the aggregate dividends with respect to Dividend Periods, whether or not consecutive, aggregating at least 24 months on the Series N Preferred Shares in which case, and so long thereafter as any dividends on the Series N Preferred Shares continue to be in arrears, the holders of Series N Preferred Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series but shall have no vote thereat, and shall be entitled, voting Separately as a class together with all other holders of Series G, J, K, M and N Preferred Shares having such right, to elect two members of the Board of Directors of the Corporation and for such purpose the holders of the Series N Preferred Shares shall have one vote for each Series N Preferred Share held.

Notwithstanding anything contained in the articles or by-laws of the Corporation, the term of office of all persons who may be directors of the Corporation at any time when the right to elect directors shall accrue to the holders of Series N Preferred Shares as provided in this section, or who may be appointed as directors after such right shall have accrued and before a meeting of shareholders shall have been held, shall terminate upon the election of new directors at the next annual meeting of shareholders or at any other meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than 21 days’ notice. Any such other meeting shall be called by the Secretary of the Corporation upon the written request of the holders of at least 10% of the outstanding Series N Preferred Shares and in default of the calling of such meeting by the Secretary within 5 days after the making of such request it may be called by any holder of Series N Preferred Shares.

Any vacancy occurring among members of the Board of Directors elected to represent the holders of Series G, J, K, M and N Preferred Shares in accordance with the foregoing provisions of this section may be filled by the Board of Directors with the consent and approval of the remaining director elected to represent the holders of Series G, J, K, M and N Preferred Shares but if there be no such remaining director the Board of Directors may elect two holders of Series G, J, K, M and N Preferred Shares to fill the vacancy or vacancies. Whether or not such vacancies are so filled by the Board of Directors, the holders of at least 10% of the outstanding Series N Preferred Shares shall have the right to require the Secretary of the Corporation to call a meeting of the holders of Series G, J, K, M and N Preferred Shares for the purpose of filling the vacancies or replacing all or any of the persons filling such vacancies who have been appointed by the Board of Directors when there is no director in office who has been elected to represent the holders of Series G, J, K, M and N Preferred Shares and the provisions set forth in the immediately preceding paragraph shall apply in respect of the calling of such meeting.

Notwithstanding anything contained in the articles or by-laws of the Corporation, the term of office of the directors elected by the holders of Series G, J, K, M and N Preferred Shares shall terminate forthwith when all arrears of dividends have been paid on the Series G, J, K, M and N Preferred Shares then outstanding and the vacancies thereby created may be filled by the remaining directors of the Corporation.

II.	PART II

1.	Interpretation and Application

(a)	For the purposes hereof, including Part I, Part III, Part IV and Part V hereof, the following expressions have the following meanings:

(i)	“Auction” shall mean the periodic operation of the Auction Procedures;

(ii)	“Auction Date” shall mean the third Wednesday of each calendar month of each Auction Dividend Period included within an Auction Term or, if such Wednesday is not a Business Day, the next preceding Business Day;

(iii)	“Auction Dividend Payment Date” shall mean the first Business Day following the Settlement Date;

(iv)	“Auction Dividend Period” shall mean, with respect to the first Auction Dividend Period of any Auction Term, the period from and including the immediately preceding Dividend Payment Date to but excluding the first Settlement Date and, with respect to any subsequent Auction Dividend Period of such Auction Term, shall mean the period from and including each Settlement Date to but excluding the next succeeding Settlement Date; for greater certainty, the first Auction Dividend Period of an Auction Term shall commence on the day immediately following the last day of the Initial Five Year Term and on the day immediately following the last day of each Corporation Determined Term and each Dealer Determined Term unless the provisions of Part III or Part IV hereof shall have been implemented prior to such day so as to result in a Corporation Determined Term or Dealer Determined Term commencing on such day;

(v)	“Auction Procedures” shall mean the procedures set forth in Part V hereof for determining the applicable dividend rate for the Series N Preferred Shares from time to time during an Auction Term;

(vi)	“Auction Term” shall mean any term of not less than two consecutive Auction Dividend Periods with respect to which the Auction Procedures apply commencing on the first day of the first of such Auction Dividend Periods and terminating on the last day of any subsequent Auction Dividend Period which immediately precedes the beginning of a Corporation Determined Term or a Dealer Determined Term, as the case may be;

(vii)	“Average Daily Prime Rate” shall mean, for any day, the arithmetic average, rounded to the nearest one-hundredth of one percent (0.01%), of the Daily Prime Rate of the Banks on such day; provided that if on such day there shall be no Daily Prime Rate for one or more of the banks, the Average Daily Prime Rate for such day shall be the average of the Daily Prime Rates of the other Bank or Banks as the case may be, and further provided that if on such day there shall be no Daily Prime Rate for any of the Banks, the Average Daily Prime Rate for such day shall be 1.5% above the average yield per annum on 91-day Government of Canada Treasury bills as reported by the Bank of Canada for the most recent weekly tender preceding such day;

(viii)	“Average Prime Rate” shall mean, for any period consisting of one or more days, the arithmetic average, rounded to the nearest one-hundredth of one percent (0.01%), of the Average Daily Prime Rate for each day during such period;

(ix)	“Banks” shall mean Canadian Imperial Bank of Commerce, The Royal Bank of Canada, The Toronto-Dominion Bank, Bank of Montreal and The Bank of Nova Scotia and the term “Bank” shall mean one of the Banks and, for the purposes of this definition, “Banks” shall include any bank with which one or more of such Banks may merge and any bank which may become a successor to the business of one of such Banks;

(x)	“Business Day” shall mean a day on which The Toronto Stock Exchange or any successor stock exchange is open for business and, for the purpose of Part V hereof, the principal offices of the Auction Manager, in Toronto, Ontario, are open for business;

(xi)	“Corporation Determined Quarterly Dividend Rate” shall have the meaning ascribed thereto in Part III hereof;

(xii)	“Corporation Determined Term” shall mean a term selected by the Corporation consisting of one or more consecutive Dividend Periods, commencing on a Dividend Payment Date or a Settlement Date on or after May 14, 1994 and terminating on the last day of the last Dividend Period selected by the Corporation, to which the provisions of Part III hereof shall apply for the purpose of determining the dividend to be paid on each Dividend Payment Date relating to such term, provided that such term and the dividend rate applicable thereto have been approved by the holders of Series N Preferred Shares in accordance with section III.3. hereof;

(xiii)	“Current Dividend Rate” shall be the rate per annum which has been determined in accordance with section V.4.(b) hereof for the next succeeding Auction Dividend Period;

(xiv)	“Daily Prime Rate” shall mean, for any Bank, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest such Bank will charge on Canadian dollar loans to customers in Canada and designated by such Bank as its prime rate;

(xv)	“Dealer Determined Quarterly Dividend Rate” shall have the meaning ascribed to that term in Part IV hereof;

(xvi)	“Dealer Determined Term” shall mean a term selected by a Dealer consisting of one or more consecutive Dividend Periods, commencing on a Dividend Payment Date or Settlement Date on or after May 14, 1994 and terminating on the last day or the last Dividend Period selected by such Dealer, to which the provisions of Part IV hereof shall apply for the purpose of determining the dividend to be paid on each Dividend Payment Date relating to such term;

(xvii)	“Dividend Payment Dates” shall mean the fourteenth day of each of the months of February, May, August and November in each year commencing May 14, 1989;

(xviii)	“Dividend Period” shall mean the period from and including the date of issue of the Series N Preferred Shares to but excluding the first Dividend Payment Date and, thereafter, the period from and including each Dividend Payment Date to but excluding the next succeeding Dividend Payment Date except for the first Dividend Period following an Auction Term in which case “Dividend Period” shall mean the period from and including the most recent Settlement Date of the Auction Term to but excluding the next succeeding Dividend Payment Date which falls at least three calendar months after the said Settlement Date;

(xix)	“hereof” and similar expressions mean or refer to the provisions relating to the Series N Preferred Shares;

(xx)	“Initial Five Year Term” shall mean the period from and including the date of issue of the Series N Preferred Shares to but excluding May 14, 1994;

(xxi)	“Reuters Screen” means the display designated as page “CDOR” on the Reuter Monitor Money Rates Service (or such other page as may replace the CDOR page on that service) for the purpose of displaying Canadian dollar bankers’ acceptance rates and Government of Canada Treasury bill rates; and

(xxii)	“Settlement Date” shall mean the first Business Day following an Auction Date.

(b)	In the event that any date on which any dividend on the Series N Preferred Shares is payable, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

(c)	In the event of the non-receipt of a cheque by a holder of Series N Preferred Shares entitled to such cheque, or the loss or destruction thereof, the Corporation, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Corporation, shall issue to such holder a replacement cheque for the amount of such cheque.

(d)	The provisions of Part III hereof with respect to the fixing of a Corporation Determined Quarterly Dividend Rate for a Corporation Determined Term may be initiated by the Corporation no earlier than 60 days and no later than 45 days prior to the end of the Initial Five Year Term and, thereafter, may be used by the Corporation from time to time during any Corporation Determined Term, Dealer Determined Term or Auction Dividend Period (other than during the first Auction Dividend Period within an Auction Term), as the case may be, provided that in such circumstances such provisions are initiated no earlier than 60 days and no later than 45 days prior to the end of the current Corporation Determined Term or Dealer Determined Term or are initiated no earlier than 25 days and no later than 20 days prior to the end of the current Auction Dividend Period, as the case may be.

(e)	The provisions of Part IV hereof with respect to the solicitation of Dealer Offers for the purpose of fixing a Dealer Determined Quarterly Dividend Rate for a Dealer Determined Term may be initiated by the Corporation no earlier than 30 days and no later than 25 days prior to the end of the Initial Five Year Term and, thereafter, may be used by the Corporation from time to time during any Corporation Determined Term, Dealer Determined Term or Auction Dividend Period (other than during the first Auction Dividend Period within an Auction Term), as the case may be, provided that in such circumstances such provisions are initiated no earlier than 30 days and no later than 25 days prior to the expiry of the current Corporation Determined Term or Dealer Determined Term or are initiated no earlier than 13 days and no later than 10 days prior to the end of the current Auction Dividend Period, as the case may be.

(f)	The provisions of Part V hereof shall apply following the end of the Initial Five Year Term and following the end of any Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, unless at any such time a Corporation Determined Quarterly Dividend Rate is in effect in accordance with the provisions of Part III hereof or a Dealer Determined Quarterly Dividend Rate is in effect in accordance with the provisions of Part IV hereof and the provisions of section IV.2.(g) hereof are fully complied with.

(g)	For the purposes hereof, including Part I, Part III, Part IV and Part V hereof, “accrued and unpaid dividends” means the aggregate of (i) all unpaid dividends on the Series N Preferred Shares in respect of any Dividend Payment Date for any completed Dividend Period and in respect of any Auction Dividend Payment Date for any completed Auction Dividend Period and (ii) the amount calculated as though dividends on each Series N Preferred Share had been accruing on a day to day basis in a manner consistent with section I.2 hereof from and including the Dividend Payment Date or Auction Dividend Payment Date in respect of the most recently completed of the Dividend Periods or Auction Dividend Periods, as the case may be, to but excluding the date on which the computation of accrued dividends is to be made; provided that, for the purpose of calculating accrued and unpaid dividends payable on (x) the Redemption Date in the event notice of redemption of the Series N Preferred Shares has been given pursuant to the provisions of Section I.5., (y) the purchase date in the case of any purchase of Series N Preferred Shares made under section I.6. or (z) the relevant date for the purposes of section I.8., the Average Prime Rate, if applicable to the calculation of the Corporation Determined Quarterly Dividend Rate for a Corporation Determined Term or to the calculation of the Dealer Determined Quarterly Dividend Rate for a Dealer Determined Term, shall be determined based on the period of 90 days ending on a day not more than 15 days prior to the Redemption Date or purchase date and set out in the applicable notice of redemption or invitation for tenders (as the case may be) or ending on the relevant date for the purposes of section I.8., as the case may be.

(h)	The index and the headings of the various sections hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

2.	Notices

(a)	Any notice or other communication from the Corporation provided for herein, including without limitation any notice of redemption, shall be in writing and shall be sufficiently given if delivered or if sent by ordinary unregistered first class prepaid mail to the holders of Series N Preferred Shares at their respective addresses appearing on the securities register of the Corporation or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation, or if given to such holders by telex or telecopier communication. Notwithstanding the foregoing, any notice given under Part III, IV or V hereof shall be given by telex or telecopier communication, if possible. Accidental failure to give any notices or other communications to one or more holders of Series N Preferred Shares shall not affect the validity of the notices or other communications properly given or any action, including the redemption of all or any part of the Series N Preferred Shares, taken pursuant to such properly given notices or other communications but, upon such failure being discovered, the notice or other communication, as the case may be, shall be sent forthwith to such holder or holders and shall have the same force and effect as if given in due time.

(b)	If the Board of Directors of the Corporation determines that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder, or is required to send any cheque or any shares certificate to the holder of any Series N Preferred Share, whether in connection with the redemption of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(i)	give such notice by means of publication once in each of two successive weeks in newspapers of general circulation published or distributed in Toronto and Montreal; and

(ii)	fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the transfer agent for the Series N Preferred Shares at its principal office in Toronto, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (i) above, provided that as soon as the Board of Directors of the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided.

(c)	Notice given by the Corporation by mail shall be deemed to be given on the day upon which it is mailed unless on the day of such mailing an actual disruption of mail services has occurred in the province in or to which such notice is mailed. Notice given by the Corporation by publication shall be deemed to be given on the day on which the first publication is completed in each city in which notice is required to be published and notice given by the Corporation by telex or telecopier shall be deemed to be given on the day on which it is sent (or, if such day is not a Business Day, on the next following Business Day). Notice given to the Corporation pursuant to the provisions hereof shall be deemed to be given on the date of actual receipt thereof by the Corporation.

3.	Amendment

The provisions hereof may be repealed, altered, modified or amended but only with the prior approval of the holders of Series N Preferred Shares given in accordance with section II. 4 in addition to any vote, authorization, confirmation or approval required by the Act.

4.	Approval of Holders of Series N Preferred Shares

The approval of the holders of Series N Preferred Shares required as to any and all matters referred to herein (in addition to or as distinct from any vote, authorization, confirmation or approval required by the Act) may be given by an instrument or instruments in writing signed by the holders of all of the issued and outstanding Series N Preferred Shares or by a resolution passed by at least 66⅔% of the votes cast at a meeting of the holders of Series N Preferred Shares duly called for that purpose and held in accordance with clause (4) of the provisions attaching to the Class AAA Preference Shares as a class, mutatis mutandis.

5.	Tax Election

The Corporation shall elect, in the manner and within the time provided under section 191.2 of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate such that, and shall take all other necessary action under such Act such that, no holder of Series N Preferred Shares shall be required to pay tax on dividends received on the Series N Preferred Shares under section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect

III.	PART III

CORPORATION DETERMINED RATE PROCEDURES

1.	Definitions

For the purposes of this Part III, the following expressions have the following meanings:

(a)	“Bankers’ Acceptance Rate”, for any day, shall mean the average bid rate for three-month Canadian dollar bankers’ acceptances which appears on the Reuters Screen as of 10:00 a.m., Toronto time, on that day. If such rate does not appear on the Reuters Screen, the rate on that pay shall be determined on the basis of the average quoted bid rates of the Banks for three-month Canadian dollar bankers’ acceptances for settlement on that day accepted by the Banks as of 10:00 a.m., Toronto time, on that day;

(b)	“Corporation Determined Percentage” shall mean a percentage of the Average Prime Rate or of the Bankers’ Acceptance Rate to be selected by the Corporation and set forth in the notice referred to in section III.2. hereof;

(c)	“Corporation Determined Quarterly Dividend Rate” shall mean one-quarter of the annual dividend rate specified by the Corporation in its notice pursuant to section III.2. hereof, which annual dividend rate shall be one of:

(i)	the Corporation Determined Percentage of the Average Prime Rate determined quarterly for each Dividend Payment Date immediately following the Dividend Period for which such determination is being made based on the Average Prime Rate for the three calendar months ending on the last day of the calendar month prior to the calendar month during which the Dividend Payment Date for which the determination is being made falls;

(ii)	the Corporation Determined Percentage of the Bankers’ Acceptance Rate determined on the first Business Day of the Dividend Period for which such determination is being made; or

(iii)	a fixed annual percentage rate.

Terms defined in Part II, Part IV or Part V hereof and used but not defined in this Part III shall have the meanings attributed thereto in Part II, Part IV or Part V as the case may be.

2.	Determination of New Dividend Rate

No earlier than 60 days and no later than 45 days prior to the end of the Initial Five Year Term or the current Corporation Determined Term or Dealer Determined Term or no earlier than 25 days and no later than 20 days prior to the end of the current Auction Dividend Period (and provided such Auction Dividend Period is not the first Auction Dividend Period within the Auction Term), as the case may be, the Corporation may notify the holders of Series N Preferred Shares of a proposed Corporation Determined Quarterly Dividend Rate for a proposed Corporation Determined Term. Such notification to such holders shall also;

(i)	specify a date by which each holder must notify the Corporation in writing of its acceptance of the proposed Corporation Determined Quarterly Dividend Rate and the proposed Corporation Determined Term, if such holder intends to accept such rate and term, which date shall be at least 35 days prior to the end of the Initial Five Year Term or the current Corporation Determined Term or Dealer Determined Term or at least 15 days prior to the end of the current Auction Dividend Period, as the case may be; and

(ii)	specify that the proposed Corporation Determined Quarterly Dividend Rate and the proposed Corporation Determined Term shall become effective for the purposes of determining the dividends to be paid on the Dividend Payment Dates for Dividend Periods during such proposed Corporation Determined Term only if all of the holders of Series N Preferred Shares accept such rate and term.

3.	Acceptance of Corporation Determined Quarterly Dividend Rate

if,

(i)	by the time prescribed in paragraph (i) of section III. 2. hereof, all of the holders of Series N Preferred Shares have accepted the proposed Corporation Determined Quarterly Dividend Rate and the proposed Corporation Determined Term as evidenced by notice in writing to the Corporation, and

(ii)	at least 30 days prior to the end of the Initial Five Year Term or the current Corporation Determined Term or Dealer Determined Term or at least 12 days prior to the end of the current Auction Dividend Period, as the case may be, the Corporation has notified all of such holders that each of them has agreed with the Corporation on such rate and term;

such Corporation Determined Quarterly Dividend Rate and Corporation Determined Term shall apply for the purposes of determining the dividend to be paid on the Series N Preferred Shares on each Dividend Payment Date in respect of Dividend Periods during such Corporation Determined Term.

4.	Termination of Application

Notwithstanding the acceptance of a Corporation Determined Quarterly Dividend Rate and a Corporation Determined Term as provided for in this Part III, the Corporation may notify the holders of Series N Preferred Shares that the Corporation does not intend to implement application of the Corporation Determined Quarterly Dividend Rate and Corporation Determined

Term as set forth in the notification to holders provided that such notification is given by the Corporation prior to the end of the Initial Five Year Term or the current Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be. In such circumstances, the provisions of Part IV hereof may be applied in accordance with such Part, failing which the provisions of Part V hereof shall be applied in accordance with such Part. Any such notification shall not limit or restrict the right of the Corporation, prior to the expiry or any subsequent Corporation Determined Term, Dealer Determined Term or Auction Dividend period, as the case may be, to implement the provisions of this Part III by forwarding a notification to the holders of Series N Preferred Shares.

5.	Miscellaneous

In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part III, the Board of Directors of the Corporation (or any person or persons designated by the Board of Directors) may, in such manner as it shall determine in its sole discretion, interpret such procedures in order to deal with such inconsistency, ambiguity or uncertainty and any such determination evidenced by a certificate of the Secretary of the Corporation (which shall be provided to holders of Series N Preferred Shares) shall be conclusive.

IV.	PART IV

DEALER BIDS PROCEDURES

1.	Definitions

For the purposes of this Part IV, the following expressions have the following meanings:

(a)	“Bankers’ Acceptance Rate”, for any day, shall mean averaged bid rate for three-month Canadian dollar bankers’ acceptances which appears on the Reuters Screen as of 10:00 a.m., Toronto time, on that day. If such rate does not appear on the Reuters Screen, the rate on that day shall be determined on the basis of the averaged quoted bid rates of the banks for three-month Canadian dollars bankers’ acceptances for settlement on that day accepted by the Banks as of 10:00 a.m., Toronto time, on that day;

(b)	“Dealer” shall mean any registered investment dealer or other person permitted by law to perform the functions required of a Dealer in this Part IV;

(c)	“Dealer Determined Percentage” shall mean a percentage of the Average Prime Rate or the Bankers’ Acceptance Rate to be selected by each Dealer and to be set forth in each Dealer Offer in accordance with section IV. 2. (b) hereof;

(d)	“Dealer Determined Quarterly Dividend Rate” shall mean one-quarter of the annual dividend rate specified by the Dealer in the Accepted Dealer Offer referred to in section IV. 2. (c) hereof which shall be one of:

(i)	the Dealer Determined Percentage of the Average Prime Rate determined quarterly for each Dividend Payment Date immediately following the

Dividend Period for which such determination is being made based on the Average Prime Rate for the three calendar months ending on the last day of the calendar month prior to the calendar month during which the Dividend Payment Date for Which the determination is being made falls;

(ii)	the Dealer Determined Percentage of the Bankers’ Acceptance Rate determined on the first Business Day of the Dividend Period for which such determination is being made; or

(iii)	a fixed annual percentage rate;

(e)	“Dealer Offer” shall mean a written irrevocable and unconditional offer from a Dealer in response to a Notice Requesting Bids to purchase all of the Series N Preferred Shares outstanding on the last day of the Initial Five Year Term or the current Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, at a purchase price per Series N Preferred Share equal to $25.00 and containing the information specified in section IV.2.(b) hereof;

(f)	“Dealer Response Date” shall have the meaning ascribed thereto in section IV. 2.(a) hereof;

(g)	“Notice Requesting Bids” shall mean a notice from the Corporation to one or more Dealers requesting them to submit Dealer Offers as provided for in section IV. 2.(a) hereof; and

(h)	“Notification to Holders” shall mean the notification from the Corporation to holders of Series N Preferred Shares of the acceptance of a Dealer Offer as provided for in section IV.2.(d) hereof.

Terms defined in Part II and Part V hereof and used but not defined in this Part IV shall have the meanings attributed thereto in Part II and Part V.

2.	Bids by Dealers

(a)	No earlier than 30 days and no later than 25 days prior to the end of the Initial Five Year Term or the current Corporation Determined Term or Dealer Determined Term or no earlier than 13 days and no later than 10 days prior to the end of the current Auction Dividend Period (and provided such Auction Dividend Period is not the first Auction Dividend Period within an Auction Term), as the case may be, the Corporation may solicit bids from one or more Dealers for the purchase of all of the Series N Preferred Shares. Such solicitation shall be contained in a Notice Requesting Bids to be sent by the Corporation to such Dealers which notice shall:

(i)	invite each Dealer to submit to the Corporation a Dealer Offer; and

(ii)	specify a date, which date shall not be more than 10 days after the giving of such notice except if such notice is given during an Auction Dividend Period In which case the date specified shall not be more than 5 days after the giving of such notice, by which any such offer must be received (the “Dealer Response Date”) by the Corporation.

(b)	Each Dealer receiving a Notice Requesting Bids may submit a Dealer Offer provided such Dealer does so by the Dealer Response Date and provided that such Dealer Offer specifies;

(i)	for the purpose of determining the Dealer Determined Quarterly Dividend Rate in the event such Dealer’s Dealer Offer is accepted under section IV.2.(c):

(A)	the Dealer Determined Percentage of the Average Prime Rate (to be determined as described in paragraph (i) of the definition herein of “Dealer Determined Quarterly Dividend Rate”);

(B)	the Dealer Determined Percentage of the Bankers’ Acceptance Rate (to be determined as described in paragraph (ii) of the definition herein of “Dealer Determined Quarterly Dividend Rate”); or

(C)	a fixed annual percentage rate;

(ii)	a Dealer Determined Term for which the rate referred to in paragraph (i) of this section IV.2.(b) shall apply; and

(iii)	the amount of any fees to be paid by the Corporation to the Dealer in respect of the Series N Preferred Shares in the event the Dealer’s Offer is accepted by the Corporation.

(c)	If the Corporation wishes to accept a Dealer Offer, it shall signify such acceptance on or before 15 days prior to the end of the Initial Five Year Period or the current Corporation Determined Term or Dealer Determined Term or on or before 5 days prior to the end of the current Auction Dividend Period, as the case may be, by notice to the Dealer whose Dealer Offer it accepts (an “Accepted Dealer Offer”). The Dealer Determined Quarterly Dividend Rate and Dealer Determined Term specified in the Accepted Dealer Offer shall apply for the purposes of determining the dividends to be paid on the Series N Preferred Shares on each Dividend Payment Date in respect of Dividend Periods during such Dealer Determined Term provided the provisions of section IV.2.(g) hereof are fully complied with. The Dealer whose Dealer Offer is accepted will be required to purchase all of the Series N Preferred Shares not retained by the existing holders on the last day of the Initial Five Year Term or the current Corporation Determined Term or the Dealer Determined Term or on the Settlement Date immediately following the current Auction Dividend Period, as the case may be, on the terms contained in the Accepted Dealer Offer.

(d)	Concurrently with Its acceptance of a Dealer Offer, and in any event not later than 15 days prior to the end of the Initial Five Year Term or the Current Corporation Determined Term or Dealer Determined Term or not later than 5 days prior to the end of the current Auction Dividend Period, as the case may be, the Corporation shall notify (a “Notification to Holders”) each existing holder of Series N Preferred Shares that the Corporation has accepted a Dealer Offer. Such notification shall;

(i)	specify the Dealer Determined Quarterly Dividend Rate to apply to the Series N Preferred Shares;

(ii)	specify the Dealer Determined Term for which the Dealer Determined Quarterly Dividend Rate referred to in paragraph (i) of this section IV. 2.(d) shall apply;

(iii)	notify such holders of the right of each holder either to sell all or some of the Series N Preferred Shares it holds to such Dealer or to continue to hold all or some of the Series N Preferred Shares it holds;

(iv)	notify such holders of the date (which shall be not more than ten days and not less than six days prior to the end of the Initial Five Year Term or the current Corporation Determined Term or Dealer Determined Term or not more than three days and not less than two days prior to the-end of the current Auction Dividend Period, as the case may be) by which the Corporation must have received written notice from such holder of its decision to sell all or some of the Series N Preferred Shares it holds as provided for in section IV.2 (e) hereof;

(v)	notify such holders that any holder of Series N Preferred Shares that fails to respond to the Notification to Holders by the date specified for response therein will be deemed to have elected to continue to hold all of the Series N Preferred Shares then held by it subject to the terms and conditions as to the Dealer Determined Quarterly Dividend Rate and the Dealer Determined Term which are set forth in the Notification to Holders; and

(vi)	identify the Dealer whose Dealer Offer has been accepted.

(e)	Upon receipt of the Notification to Holders, an existing holder of Series N Preferred Shares may elect to sell Series N Preferred Shares in accordance with the terms specified in such Notification to Holders by notifying the Corporation in writing of such decision and of the number of shares to be sold. Each holder of Series N Preferred Shares who elects to sell all or some of its Series N Preferred Shares shall, together with such notice, deposit the certificate or certificates representing the Series N Preferred Shares which such holder desires to sell (with the transfer panel on such certificate duly completed and signed or, in the alternative, with a duly completed stock transfer power of attorney accompanying such certificate or certificates) at the registered office of the Corporation, or at any place where the Series N Preferred Shares may be transferred or any other place or places in Canada specified by the Corporation to holders of Series N Preferred Shares in the Notification to Holders. If a holder of Series N Preferred Shares wishes to sell only some of the Series N Preferred Shares represented by any share certificate or certificates, the holder may deposit the certificate or certificates, as aforementioned, and the Corporation shall Issue and deliver to such holder, at the expense of the Corporation, a new share certificate representing the Series N Preferred Shares which are not being delivered for sale. Any holder of Series N Preferred Shares that fails to respond to the Notification to Holders by the date specified for response therein will be deemed to have elected to continue to hold all of the Series N Preferred Shares then held by it subject to the terms and conditions as to the Dealer Determined Quarterly Dividend Rate and the Dealer Determined Term which are set forth in the Notification to Holders. The Corporation shall have all such powers and authority as may be necessary to determine finally the adequacy of all transfer instruments and related matters with respect to the sale of shares by an existing holder to a Dealer hereunder. Any determination by the Corporation to the effect that any instrument of transfer is incomplete or ineffective shall bind the holder intending to sell any of its Series N Preferred Shares pursuant to the provisions of this Part IV and shall also bind the Dealer in question.

(f)	At least one Business Day prior to the end of the Initial Five Year Term or the current Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, the Corporation shall notify the Dealer submitting the Accepted Dealer Offer of the number of shares to be purchased by such Dealer in accordance with section IV.2.(g) hereof and of the identity of the vendor or vendors thereof.

(g)	On the last day of the Initial Five Year Term, or the current Corporation Determined Term, or Dealer Determined Term or on the Settlement Date immediately following the end of the Auction Dividend Period, as the case may be, the Dealer submitting the Accepted Dealer Offer shall purchase the Series N Preferred Shares from the holders specified in section IV.2.(f) hereof at the purchase price set out in section IV 1 .(e) hereof. For the purposes of completing such purchase, the Dealer submitting the Accepted Dealer Offer shall deposit with the Corporation, at its registered office, on or prior to noon (Toronto time) on such date, a certified cheque payable to the Corporation, as agent for the vendor or vendors referred to in section IV.2.(f) hereof, representing the aggregate purchase price for the Series N Preferred Shares to be purchased pursuant to this section IV.2.(g) together with a direction as to registration particulars with respect to such Series N Preferred Shares to be purchased. Upon receipt of such certified cheque as aforesaid, the Corporation shall deliver to the vendor or vendors at the registered office of the Corporation cheques payable to the vendor or vendors in payment of the purchase price for such Series N Preferred Shares (less any tax required to be deducted and withheld therefrom) against delivery of the certificates therefor duly completed in accordance with section IV.2.(e), and delivery of such cheques by the Corporation shall be deemed to be payment and shall satisfy and discharge all liability for such purchase price to the extent of the amount represented by such cheques (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper tax authority), unless such cheques are not paid on due presentation.

3.	Termination of Application

Notwithstanding the acceptance of a Dealer Offer as provided for in this Part IV, the Corporation may notify the holders of Series N Preferred Shares that the Corporation does not intend to implement application of the Dealer Determined Quarterly Dividend Rate and Dealer Determined Term as set forth in the Notification to Holders provided that such notification is given by the Corporation prior to the end of the Initial Five Year Term or the current Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be. In such circumstances, the provisions of Part V hereof shall be applied in accordance with such Part and, for greater certainty, the Dealer whose Dealer Offer has been accepted shall not be obliged to purchase any Series N Preferred Shares pursuant to such Dealer Offer. Any such notification shall not limit or restrict the right of the Corporation, prior to the end of any subsequent Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, to implement the provisions of this Part IV by forwarding a Notice Requesting Bids to one or more Dealers.

4.	Miscellaneous

In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation of application of the procedures set forth in this Part IV, the Board of Directors of the Corporation (or any person or persons designated by the Board of Directors) may, in such manner as it shall determine in its sole discretion, interpret such procedures in order to deal with such inconsistency, ambiguity or uncertainty and any such determination evidenced by a certificate of the Secretary of the Corporation (which shall be provided to holders of Series N Preferred Shares) shall be conclusive.

V.	PART V

AUCTION PROCEDURES

1.	Definitions

For the purposes of this Part V, the following expressions have the following meanings:

(a)	“Auction Manager” shall mean the trust corporation (which may be an affiliate of the Corporation) duly appointed or to be appointed from time to time by the Corporation as Auction Manager in respect of the Series N Preferred Shares pursuant to the Auction Manager Agreement;

(b)	“Auction Manager Agreement” shall mean an agreement made between the Auction Manager and the Corporation which provides, among other things, that the Auction Manager will follow the procedures set forth in this Part V for the purposes of determining the Current Dividend Rate for the Series N Preferred Shares;

(c)	“Available Shares” shall have the meaning specified in paragraph (i) of section V.4.(a) hereof;

(d)	“Bankers’ Acceptance Rate”, for any day, shall mean the average bid rate for one-month Canadian dollar bankers’ acceptances which appears on the Reuters Screen as of 10:00 a.m., Toronto time, on that day. If such rate does not appear on the Reuters Screen, the rate on that day shall be determined on the basis of the average quoted bid rates of the Banks for one-month Canadian dollar bankers’ acceptances for settlement on that day accepted by the Banks as of 10:00 a.m., Toronto time, on that day;

(e)	“Bid” and “Bids” shall have the respective meanings specified in section V.2.(a) hereof;

(f)	“Bidder” and “Bidders” shall have the respective meanings specified in section V.2.(a) hereof;

(g)	“Dealer” shall mean any registered investment dealer or other entity permitted by law to perform the functions required of a Dealer in this Part V that has entered into a Dealer Agreement with the Auction Manager that remains effective;

(h)	“Dealer Agreement” shall mean an agreement between the Auction Manager and a Dealer pursuant to which the Dealer agrees to participate in Auctions in compliance with the procedures set forth in this Part V;

(i)	“Existing Holder” shall mean a holder of Series N Preferred Shares (i) who has signed a Purchaser’s Letter, (ii) who has delivered or caused to be delivered such Purchaser’s Letter to the Auction Manager and to any Dealer to which such Existing Holder submits information pursuant to section V.2.(a) hereof, and (iii) who is registered in the ledger maintained by the Auction Manager in respect of holders of Series N Preferred Shares;

(j)	“held by” with respect to any Series N Preferred Shares registered in the name of the Auction Manager shall include such shares beneficially owned by an Existing Holder but does not include, with respect to such shares, the Auction Manager;

(k)	“Hold Order” and “Hold Orders” shall have the respective meanings specified in section V.2.(a) hereof;

(1)	“Maximum Rate” with respect to any Auction Dividend Period shall mean the Bankers’ Acceptance Rate determined on the Auction Date immediately preceding the beginning of such Auction Dividend Period plus 0.40%;

(m)	“Order” and “Orders” shall have the respective meanings specified in section V.2.(a) hereof;

(n)	“Potential Holder” shall mean any person, including any Existing Holder, (i) who has executed a Purchaser’s Letter, (ii) who has delivered or caused to be delivered such Purchaser’s Letter to the Auction Manager and to any Dealer to which such Potential Holder submits information pursuant to section V.2.(a) hereof and (iii) who may be interested in acquiring Series N Preferred Shares (or, in the case of an Existing Holder, additional Series N Preferred Shares);

(o)	“Purchaser’s Letter” shall mean a letter addressed to the Auction Manager and a Dealer in which a person agrees, among other things, to be bound by the Auction Procedures in the event such person participates in an Auction;

(p)	“Remaining Shares” shall have the meaning specified in paragraph (iv) of section V.5.(a) hereof;

(q)	“Sell Order” and “Sell Orders” shall have the respective meanings specified in section V.2.(a) hereof;

(r)	“Submission Deadline” shall mean 11:00 a.m., Toronto time, on any Auction Date or such later time on any Auction Date, as specified by the Auction Manager from time to time, by which Dealers are required to submit Orders to the Auction Manager;

(s)	“Submitted Bid” and “Submitted Bids” shall have the respective meanings specified in section V.4.(a) hereof;

(t)	“Submitted Hold Order” and “Submitted Hold Orders” shall have the respective meanings specified in section V.4.(a) hereof;

(u)	“Submitted Order” and “Submitted Orders” shall have the respective meanings specified in section V.4.(a) hereof;

(v)	“Submitted Sell Order” and “Submitted Sell Orders” shall have the respective meanings specified in section V.4.(a) hereof;

(w)	“Sufficient Clearing Bids” shall have the meaning specified in section V.4.(a) hereof; and

(x)	“Winning Bid Rate” shall mean the dividend rate per annum determined in accordance with section V.4.(a) hereof.

2.	Orders by Existing Holders and Potential Holders

(a)	Prior to the Submission Deadline on each Auction Date:

(i)	each Existing Holder may submit to a Dealer information as to the number of Series N Preferred Shares, if any, held by such Existing Holder which such Existing Holder:

(A)	desires to continue to hold without regard to the Current Dividend Rate; and/or

(B)	desires to continue to hold, provided that the Current Dividend Rate shall not be less than the dividend rate per annum specified by such Existing Holder; and/or

(C)	offers to sell without regard to the Current Dividend Rate; and

(ii)	Potential Holders may submit to a Dealer offers to purchase Series N Preferred Shares, provided that any such offer shall be effective only if the Current Dividend Rate shall not be less than the dividend rate per annum specified by such Potential Holder.

The communication to a Dealer of the information referred to in this section V.2.(a) is an “Order” and, collectively, are “Orders”, and each Existing Holder and each Potential Holder placing an Order is a “Bidder” and, collectively, are “Bidders”; an Order containing the information referred to in subparagraph (i)(A) of this section V.2.(a) is a “Hold Order” and, collectively, are “Hold Orders”; an Order containing the information referred to in subparagraph (i)(B) or paragraph (ii) of this section V.2.(a) is a “Bid” and, collectively, are “Bids”; and an Order containing the information referred to in subparagraph (i)(C) of this section V.2. (a) is a “Sell Order” and, collectively, are “Sell Orders”.

(b)	(i)	A Bid by an Existing Holder shall constitute an irrevocable offer to sell at a price per Series N Preferred Share equal to $25.00;

(A)	the number of Series N Preferred Shares specified in such Bid if the winning Bid Rate determined on the applicable Auction Date is less than the rate specified in such Bid: or

(B)	the number of Series N Preferred Shares specified in such Bid or a lesser number to be determined as set forth in paragraph (iv) of section V.5.(a) hereof if the Winning Bid Rate determined on such Auction Date is equal to the rate specified in such Bid;

(C)	the number of Series N Preferred Shares specified in such Bid if the rate specified in such Bid is higher than the Maximum Rate and Sufficient Clearing Bids do exist; or

(D)	a lesser number of Series N Preferred Shares to be determined as set forth in paragraph (iii) of section V.5.(b) hereof if the rate specified in such Bid is higher than the Maximum Rate and Sufficient Clearing Bids do not exist.

(ii)	A Sell Order by an Existing Holder shall constitute an irrevocable offer to sell at a price per Series N Preferred Share equal to $25.00;

(A)	the number of Series N Preferred Shares specified in such Sell Order if Sufficient Clearing Bids do exist; or

(B)	a lesser number of Series N Preferred Shares to be determined as set forth in paragraph (iii) of section V.5.(b) hereof if Sufficient Clearing Bids do not exist.

(iii)	A Bid by a Potential Holder shall constitute an irrevocable offer to purchase at a price per Series N Preferred Share equal to $25.00:

(A)	the number of Series N Preferred Shares specified in such Bid if the Winning Bid Rate determined on the applicable Auction Date is higher than the rate specified in such Bid;

(B)	the specified number or a lesser number of Series N Preferred Shares to be determined as set forth in paragraph (v) of section V.5.(a) hereof if the Winning Bid Rate determined on such Auction Date is equal to the rate specified in such Bid; or

(C)	the specified number of Series N Preferred Shares if the rate specified in such Bid is equal to or lower than the Maximum Rate and Sufficient Clearing Bids do not exist.

(c)	A rate specified by an Existing Holder or Potential Holder in any Bid shall be a fixed annual percentage rate or a specified percentage of the Bankers’ Acceptance Rate determined on the relevant Auction Date.

(d)	If none of the holders of Series N Preferred Shares is an Existing Holder for the purposes of this Part V on any date which would be an Auction Date hereunder, the Current Dividend Date for the next succeeding Auction Dividend Period shall be equal to 50% of the Bankers’ Acceptance Rate determined on the Auction Date.

3.	Submission of Orders by Dealers to the Auction Manager

(a)	Each Dealer shall submit to the Auction Manager in writing in accordance with its Dealer Agreement prior to the Submission Deadline on each Auction Date all Orders obtained by such Dealer and specifying with respect to each Order:

(i)	the name of the Bidder placing such Order;

(ii)	the aggregate number of Series N Preferred Shares that are the subject of the Order;

(iii)	to the extent that the Bidder is an Existing Holder, the number of Series N Preferred Shares, if any, subject to any:

(A)	Hold Order placed by such Existing Holder;

(B)	Bid placed by such Existing Holder and the rate specified in such Bid; and/or

(C)	Sell Order placed by such Existing Holder; and

(iv)	to the extent that the Bidder is a Potential Holder, the rate specified in the Bid of such Potential Holder.

(b)	If any rate specified in any Bid contains more than three figures to the right of the decimal point, the Auction Manager shall round such rate up to the next highest one-thousandth of one percent (0.001%).

(c)	If for any reason an Order or Orders covering in the aggregate all the Series N Preferred Shares held by an Existing Holder is not submitted to the Auction Manager prior to the Submission Deadline, the Auction Manager shall deem a Hold Order to have been submitted on behalf of such Existing Holder covering the number of Series N Preferred Shares held by such Existing Holder and not subject to Orders submitted to the Auction Manager.

(d)	If one or more Orders covering in the aggregate more than the number of Series N Preferred Shares held by any Existing Holder are submitted to the Auction Manager, such orders shall be considered valid as follows and in the following order of priority:

(i)	all Hold Orders shall be considered valid, but only up to and including, in the aggregate, the number of Series N Preferred Shares held by such Existing Holder, and, solely for purposes of allocating compensation among the Dealers submitting Hold Orders, if the number of Series N Preferred Shares subject to such Hold Orders exceeds the number of Series N Preferred Shares held by such Existing Holder, the number of Series N Preferred Shares subject to each such Hold Order shall be reduced pro rata to cover the number of Series N Preferred Shares held by such Existing Holder;

(ii)	(A)	any Bid shall be considered valid up to and including the excess of the number of Series N Preferred Shares held by such Existing Holder over the number of Series N Preferred Shares subject to any Hold Order referred to in paragraph (i) of this section V.3.(d);

(B)	subject to subparagraph (ii)(A) of this section V.3.(d), if more than one Bid with the same rate is submitted an behalf of such Existing Holder and the number of Series N Preferred Shares subject to such Bids is greater than such excess, such Bids shall be considered valid up to the amount of such excess, and, solely for purposes of allocating compensation among the Dealers submitting Bids with the same rate, the number of Series N Preferred Shares subject to each Bid with the same rate shall be reduced pro rata to cover the number off Series N Preferred Shares equal to such excess;

(C)	subject to subparagraph (ii) (A) of this section V.3.(d), if more than one Bid with different rates is submitted on behalf of such Existing Holder, such Bids shall be considered valid in the ascending order of their respective rates up to the amount of such excess; and

(D)	in any event, the number, if any, of such Series N Preferred Shares subject to Bids not valid under this paragraph (ii) shall be treated as the subject of a Bid by a Potential Holder; and

(iii)	all Sell Orders shall be considered valid but only up to and including in the aggregate the excess of the number of Series N Preferred Shares held by such Existing Holder over the sum of the Series N Preferred Shares subject to Hold Orders referred to in paragraph (i) of this section V.3.(d) and valid bids by Existing Holders referred to in paragraph (ii) of this section V.3.(d).

(e)	If more than one Bid is submitted on behalf of any Potential Holder, each Bid submitted shall be a separate Bid.

4.	Determination of Sufficient Clearing Bids, Winning Bid Rate and Current Dividend Rate

(a)	On the Submission Deadline on each Auction Date, the Auction Manager shall assemble all Orders submitted or deemed submitted to it by the Dealers (each such Order as submitted or deemed submitted by a Dealer being individually a “Submitted Hold Order”, a “Submitted Bid” or a “Submitted Sell Order”, as the case may be, or a “Submitted Order” and, collectively, “Submitted Hold Orders”, “Submitted Bids” or “Submitted Sell Orders”, as the case may be, or “Submitted Orders”) and shall determine:

(i)	the excess of (a) the total number of Series N Preferred Shares held by Existing Holders issued and outstanding over (b) number of Series N Preferred Shares that are the subject of Submitted Hold Orders (such excess being the “Available Shares”);

(ii)	from the Submitted Orders, whether:

(A)	the number of Series N Preferred Shares that are the subject of Submitted Bids by Potential Holders specifying one or more rates equal to or lower than the Maximum Rate;

exceeds or is equal to the sum of:

(B)	(I)	the number of Series N Preferred Shares that are the subject of Submitted Bids by Existing Holders specifying one or more rates higher than the Maximum Rate; and

(II)	the number of Series N Preferred Shares that are the subject of Submitted Bell Orders;

and if such excess or equality exists (other than because all of the Series N Preferred Shares are the subject of Submitted Hold Orders), then such Submitted Bids in subparagraph (A) hereof shall be “Sufficient Clearing Bids”; and

(iii)	if Sufficient Clearing Bids exist, the lowest rate specified in the Submitted Bids which if the Auction Manager accepted:

(A)	(I)	each Submitted Bid from Existing Holders specifying that lowest rate, and

(II)	all other Submitted Bids from Existing Holders specifying lower rates,

thus entitling those Existing Holders to continue to hold the aggregate number of Series N Preferred Shares that are specified in those Submitted Bids; and

(B)	(I)	each Submitted Bid from Potential Holders specifying that lowest rate, and

(II)	all other Submitted Bids from Potential Holders specifying lower rates,

thus entitling those Potential Holders to purchase the aggregate number of Series N Preferred Shares that are specified in those Submitted Bids;

would result in such Existing Holders described in subparagraph (A) hereof continuing to hold an aggregate number of Series N Preferred Shares which, when added to the aggregate number of Series N Preferred Shares to be purchased by such Potential Holders described in subparagraph (B) hereof, would equal not less than the number of Available Shares. This lowest rate is the “Winning Bid Rate”.

(b)	Promptly after the Auction Manager has made the determinations pursuant to section V.4.(a) hereof, the Auction Manager shall advise the Corporation of the Bankers’ Acceptance Rate and, based on such determinations, of the dividend rate applicable to the Series N Preferred Shares for the next succeeding Auction Dividend Period (the “Current Dividend Rate”) as follows:

(i)	if Sufficient Clearing Bids exist, that the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to the Winning Bid Rate so determined;

(ii)	if Sufficient Clearing Bids do not exist (other than because all of the Series N Preferred Shares are the subject of Submitted Hold Orders), that the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to the Maximum Rate; or

(iii)	if all of the Series N Preferred Shares are the subject of Submitted Hold Orders, that the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to 50% of the Bankers’ Acceptance Rate determined on the Auction Date.

5.	Acceptance and Rejection of Submitted Bids and Submitted Sell Orders and Allocation of Shares

Based on the determinations made pursuant to section V.4.(a) hereof, the Submitted Bids and Submitted Sell Orders shall be accepted or rejected and the Auction Manager shall take such other action as set forth below:

(a)	If Sufficient Clearing Bids have been made, subject to the provisions at section V.5.(c) and V.5.(d) hereof, Submitted Bids and Submitted Sell Orders shall be accepted and rejected in the following order of priority and all other Submitted Bids shall be rejected:

(i)	(A) the Submitted Sell Order of each Existing Holder shall be accepted and (B) the Submitted Bid of each Existing Holder specifying any rate that is higher than the Winning Bid Rate shall be rejected, thus requiring each such Existing Holder to sell the Series N Preferred Shares that are the subject of such Submitted Sell Order and such Submitted Bid;

(ii)	the Submitted Bid of each Existing Holder specifying any rate that is lower than the winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the Series N Preferred Shares that are the subject of such Submitted Bid;

(iii)	the Submitted Bid of each Potential Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus requiring each such Potential Holder to purchase the number of Series N Preferred Shares specified in such Submitted Bid;

(iv)	the Submitted Bid for each Existing Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the Series N Preferred Shares that are the subject of such Submitted Bid, unless the number of Series N Preferred Shares subject to all such Submitted Bids is greater than the total number of Available Shares minus the number of Series N Preferred Shares subject to Submitted Bids described in paragraphs (ii) and (iii) of this section V.5.(a) (the “Remaining Shares”). In this event, the Submitted Bids of each such Existing Holder described in this paragraph (iv) shall be rejected, and each such Existing Holder shall be required to sell Series N

Preferred Shares, but only in an amount equal to the difference between (A) the number of Series N Preferred Shares then held by such Existing Holder subject to such Submitted Bid, and (B) the number of Series N Preferred Shares obtained by multiplying (x) the number of Remaining Shares by (y) a fraction, the numerator of which shall be the number of Series N Preferred Shares held by such Existing Holder subject to such Submitted Bid and the denominator of which shall be the sum of the number of Series N Preferred Shares subject to such Submitted Bids made by all such Existing Holders who specified a rate equal to the Winning Bid Rate; and

(v)	the Submitted Bid of each Potential Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted but only in an amount equal to the number of Series N Preferred Shares obtained by multiplying (A) the excess, if any, of the total number of Available Shares over the number of Series N Preferred Shares subject to accepted Submitted Bids described in clauses (ii), (iii) and (iv) of this subsection V.5(a) by (B) a fraction, the numerator of which shall be the number of Series N Preferred Shares specified in such Submitted Bid and the denominator of which shall be the sum of the number of Series N Preferred Shares subject to Submitted Bids made by all Potential Holders who specified a rate equal to the Winning Bid Rate.

(b)	If Sufficient Clearing Bids have not been made (other than because all of the Series N Preferred Shares are subject to Submitted Hold Orders), subject to the provisions of sections V.5.(c) and V.5.(d) of this Part V, Submitted Bids and Submitted Sell Orders shall be accepted or rejected in the following order of priority and all other Submitted Bids shall be rejected:

(i)	the Submitted Bid of each Existing Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus entitling that Existing Holder to continue to hold the Series N Preferred Shares that are the subject of such Submitted Bid;

(ii)	the Submitted Bid of each Potential Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus requiring such Potential Holder to purchase the number of Series N Preferred Shares specified in such Submitted Bid; and

(iii)	the Submitted Bid of each Existing Holder specifying any rate that is higher than the Maximum Rate shall be rejected and the Submitted Sell Order of each Existing Holder shall be accepted, in both cases only in an amount equal to the difference between (A) the number of Series N Preferred Shares then held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order and (B) the number of Series N Preferred Shares obtained by multiplying (x) the difference between the total number of Available Shares and the aggregate number of Series N

Preferred Shares subject to Submitted Bids described in paragraphs (i) and (ii) of this section V.5.(b) by (y) a fraction, the numerator of which shall be the number of Series N Preferred Shares held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order and the denominator of which shall be the number of Series N Preferred Shares subject to all such Submitted Bids and Submitted Sell Orders.

(c)	If, as a result of the procedures described in sections V.5.(a) or V.5.(b) hereof, any Existing Holder would be entitled or required to sell, or any Potential Holder would be entitled or required to purchase, a fraction of a Series N Preferred Share on any Auction Date, the Auction Manager shall, in such manner as it shall determine in its sole discretion, round up or down the number of Series N Preferred Shares to be purchased or sold by any Existing Holder or Potential Holder on such Auction Date so that the number of shares purchased or sold by each Existing Holder or Potential Holder shall be whole Series N Preferred Shares.

(d)	If, as a result of the procedures described in section V.5.(a) hereof, any Potential Holder would be entitled or required to purchase a fraction of a Series N Preferred Share on any Auction Date, the Auction Manager shall, in such manner as it shall determine in its sole discretion, allocate shares for purchase among Potential Holders so that only whole Series N Preferred Shares are purchased on such Auction Date by any Potential Holder, even if such allocation results in one or more of such Potential Holders not purchasing Series N Preferred Shares on such Auction Date.

(e)	Based on the results of each Auction, the Auction Manager shall determine to which Potential Holder or Potential Holders purchasing Series N Preferred Shares an Existing Holder or Existing Holders shall sell Series N Preferred Shares being sold by such Existing Holder or Existing Holders. Such purchases and sales of Series N Preferred Shares shall be completed in accordance with the procedures specified in the Purchaser’s Letter on the Settlement Date by payment by each Potential Holder purchasing Series N Preferred Shares of the aggregate purchase price of the Series N Preferred Shares to be purchased from a relevant Existing Holder equal to $25.00 per Series N Preferred Share against delivery by such Existing Holder selling Series N Preferred Shares to such Potential Holder of a certificate or certificates representing the number of Series N Preferred Shares being sold, duly endorsed for transfer.

6.	Miscellaneous

Notwithstanding the provisions of Part V hereof, the Auction Manager shall not follow the Auction Procedures on the Auction Date immediately preceding: (i) the Redemption Date in the event that written notice of redemption of all the outstanding Series N Preferred Shares has been given pursuant to the provisions of section I.5. hereof or (ii) the first day of a Corporation Determined Term or Dealer Determined Term.

In the event that there Is any inconsistency, ambiguity or uncertainly in the interpretation or application of the procedures set forth in this Part, the Board of Directors of the Corporation (or my person or persons designated by the Board of Directors) may, in such manner as it shall determine in its sole discretion, interpret such procedures in order to deal with any such inconsistency, ambiguity or uncertainty and any such determination evidenced by a certificate of the Secretary of the Corporation (which shall be provided to holders of Series N Preferred Shares) shall be conclusive.